Annual Report

and

Consolidated Financial Statements

for

Oatly Group AB (publ)

559081-1989

Financial year

2022

The Board of Directors and Chief Executive Officer (“CEO”) of Oatly Group AB (publ) (the “Parent Company” or the “Company”) hereby present the annual report and consolidated financial statements for the 2022 financial year (the “Annual Report”).

The consolidated financial statements have been prepared in U.S. dollars (“USD” or “$”), and all amounts are in thousands of U.S. dollars (TUSD) unless otherwise specified. The Annual Report for the Parent Company has been prepared in Swedish kronor (“SEK”), and all amounts are in thousands of Swedish kronor (TSEK) unless otherwise specified.

Administration report

Information regarding the operations

The Group’s CEO is employed by Oatly Group AB (publ) and handles the administration of the Group and its financing. The major operations in the Group take place in underlying companies, primarily in Oatly AB. Oatly AB is an innovative company operating within sustainable nutritional health. The Company develops, produces and sells oat-based dairy substitute products, primarily under its own brand, Oatly. The goal is to be an international lifestyle company which is world-leading in its technological area and drives the change toward more plant-based consumption.

The Company’s registered office is in Malmö, Sweden.

Ownership

Nativus Company Limited owns 45.9% of Oatly Group AB (publ)’s ordinary shares. None of the remaining shareholders own more than 10%. Oatly Group AB (publ) is listed on the Nasdaq Global Select Market, US.

Significant events during the financial year

Revenue increased by $79.0 million, or 12.3%, to $722.2 million for the year ended December 31, 2022, net of sales discounts, rebates and trade promotions, from $643.2 million for the year ended December 31, 2021, which was primarily a result of the additional supply coming from our existing and new facilities and also a result of implemented price increases in EMEA and the Americas. This revenue growth was negatively impacted by several factors during the twelve months ended December 31, 2022, including slower production capacity scale up in Asia and the Americas partially due to COVID-19 related factors, the complex macro environment in EMEA and the U.S., as well as lower than expected sales in Asia, primarily in China, as a result of foodservice location closures due to the spread of COVID-19 variants. The ramp-up of our production facilities has similarly been impacted by disruption of global supply chain flows and travel restrictions during the twelve months ended December 31, 2022, specifically impacting our expansion in Asia and the Americas and causing longer lead time of production equipment and spare parts and a difficulty of moving critical staff needed to the facilities during the construction and ramp-up phase as well as labor absenteeism as a result of the spread of COVID-19 variants.

In order to support the growth of the business, our employee headcount has increased compared to prior year although strategic actions have been taken in the fourth quarter of 2022 to simplify our organizational structure adjusting to the macro environment which has led to an impact of approximately $4.4 million in severance related charges during 2022.

We announced several strategic actions at the time of our third quarter earnings release on November 14, 2022. The strategic actions were initiated to adapt our supply chain network strategy and simplify our organizational structure in order to position us for our next phase of growth. We believe these actions will increase the agility of our organization and drive profitability with a more asset-light strategy.

The framework for the supply chain network strategy is centered on focusing investments on Oatly’s proprietary oat-based technology and capacity, which is expected to reduce the capital intensity of future facilities and positively impact our cash flow. The Company is also actively pursuing manufacturing partnerships to create a more hybrid production network across select geographies. This is in addition to the phasing of its production footprint expansion due to the current operating environment, the continued ramp-up of the Company’s production facilities and the localization of production, which have already had a positive impact on the Company’s cash flow.

We have also implemented strategic actions to simplify our organizational structure with a view to driving more balanced growth and profitability in the future. We have reviewed the organizational structure to adjust the fixed cost base globally including professional services and other related costs. The majority of the identified gross expense savings will be reinvested in the business to support business growth and market expansion activities.

We operate production facilities in Landskrona, Sweden, Millville, New Jersey, Vlissingen, the Netherlands, Ogden, Utah, Ma’anshan, China and Singapore. During 2022, a lease agreement commenced for an additional building at the Ogden production facility. Three additional facilities respectively in Peterborough, U.K., Fort Worth, U.S., and China (Asia III) are currently under construction or in the planning stage and are expected to be completed between 2024 and 2026. We have an agreement with a co-packer, Ya YA Foods, for a joint operation of our Ogden, Utah facility and the construction of a facility in Dallas Fort Worth, Texas. We also have an ongoing expansion project in Millville, New Jersey.

The COVID-19 pandemic has had, and we expect it will continue to have, certain negative effects on our operations that could have a material negative impact on our financial position and earnings. The COVID-19 pandemic impacted our business operations, results of operations and cash flows during 2022, particularly in China. In 2022, the foodservice channel in China was negatively impacted as a result of the closure of certain store locations by our foodservice customers due to imposed lockdowns and other restrictions and we expect that it will continue to slow our planned expansion into the retail channel in China.

The Group has previously taken several risk-reduction measures to limit the impact that COVID-19 has had on the operation. Our priority during the COVID-19 pandemic has been, and continues to be, to protect the well-being and safety of our employees. Every production facility has, when necessary, taken measures to be able to work in shifts, and each work crew has been isolated to minimize the spread of the virus among production staff.

In addition to overall cost inflation, the Russian invasion of Ukraine in February 2022 has caused a negative impact on the global economy, driving further increases to, among other things, the cost of transportation, energy and materials. Higher transportation costs are a result of increased fuel prices, a short supply of truck drivers worldwide and increased freight costs, make it more expensive for us and our partners to deliver products to our customers. We do not directly procure goods or services from Russia or Ukraine. However, these two countries are large exporters of farm produce and fertilizer. This has indirectly impacted the supply and pricing of certain ingredients for our products. We also have experienced an impact on supply chains due to the ongoing war and, for example, have removed rail transport to Asia through Russia.

During the financial year, a number of amendments to the Group’s revolving credit facility agreement (the “SRCF Agreement”) were implemented. In March 2022, the SRCF Agreement was amended with the aim of e.g. (i) postpone the application of the financial covenant regarding EBITDA, (ii) lower the minimum levels for the financial covenant regarding solvency and (iii) introduce more restrictive contractual limitations regarding the possibility for Oatly Group AB (publ) to implement dividends. In June 2022, the group established a conditional incremental credit facility of SEK 850 million (equivalent to $81.3 million) under the SRCF Agreement, the terms of which were further adjusted in December 2022. In November 2022, the SRCF Agreement was amended in order to further postpone the application of the EBITDA covenant.

In November 2022, the Group’s indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $21.6 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval. As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility.

On December 30, 2022, the Group and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement with YYF (as defined below), whereby Oatly sells the Facilities and establishes a strategic partnership pursuant (see Significant events after the end of the financial year). As of December 31, 2022, these assets met the criteria for classification as held for sale. As part of the transaction and reclassification to held for sale, an impairment of $38.3 million was recognized to reduce the carrying amount of the assets to their fair value less costs of disposal. The impairment was recognized as other operating expenses in the consolidated statement of operations.

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, to invest in our organizational capabilities to support our growth and for general corporate purposes. We are using this combination of financing to fund our continued expansion. Our primary sources of liquidity are our cash and cash equivalents and our credit facilities.

Parent company

Customary group management functions and group wide services are provided via the parent company. Net revenues for the parent company during the year were 341.5 (395.0) MSEK with profit before tax amounting to 2,079.7 (1,169.6) MSEK.

Significant events after the end of the financial year

On January 25, 2023, a consent letter was entered into in connection with the SRCF Agreement pursuant to which the lenders under the SRCF Agreement agreed that the YYF (as defined below) transaction shall constitute a permitted disposal for the purposes of the SRCF Agreement.

On March 1, 2023, the Group and its wholly owned subsidiary, Oatly US Operations & Supply Inc., completed the sale of its manufacturing facility in Ogden, Utah (the “Ogden Facility”) and the manufacturing facility being constructed in Dallas-Fort Worth, Texas (the “DFW Facility” and, together with the Ogden Facility, the “Facilities”) to Ya YA Foods USA LLC, a Delaware limited liability company (“YYF”) in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement (the “Asset Purchase Agreement”) with YYF and its parent company Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), dated December 30, 2022 (collectively, the “Transaction”). Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed the Company’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for the Company, using oat base supplied by Oatly (the “Co-Pack Agreement”).

As consideration for the Transaction, the Company received an aggregate purchase price of approximately $102.6 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company, and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden Facility. The remaining $16.1 million of the aggregate purchase price is attributable to the DFW Facility, of which (a) $13.6 million is a credit toward future capital expenditures associated with completion of oat base capacity at the DFW Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the DFW Facility. As part of the consideration for the Transaction, the Buyer Parent issued a promissory note for $20 million to the Company due May 1, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

On March 6, 2023, the Company held an extraordinary general meeting at its headquarters in Malmö, Sweden. The extraordinary general meeting resolved to revoke the previously given authorization and to authorize the board of directors, on one or more occasions during the period until the next annual general meeting, to resolve on new issue of shares, warrants and/or convertible bonds, corresponding to, in total, an amount of maximum $300 million at the time of the issuances. The new issue of shares, warrants and/or convertible bonds were permitted to be performed with or without deviation from the shareholders’ preferential rights.

Further, the extraordinary general meeting resolved to amend the articles of association, subsequently, the limits in the Company’s articles of association regarding share capital and number of shares increased to a maximum of SEK 3,400,000 and 2,000,000,000, respectively.

On March 23, 2023 and April 18, 2023 we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028. The Convertible Notes (as defined below) were issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Convertible Notes (the “Swedish Notes”) and other institutional investors purchased $99.9 million aggregate principal amount of the Convertible Notes (the “U.S. Notes” and, together with the Swedish Notes, the “Convertible Notes”). The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per American Depositary Share (“ADS”), subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 24, 2025 if the average of the daily volume- weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The Company may require conversion of the U.S. Notes and the Swedish Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Convertible Notes benefit from the same covenants as are contained in the Term Loan B Credit Agreement.

On April 18, 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $201.0 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $47.9 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the Term Loan B Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement rank pari passu with, and share in the same security and guarantees from, material companies in the group as, the EIF Facility and the Term Loan B Credit Agreement (as defined below) by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “Term Loan B Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the Term Loan B Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly instalments. Borrowings carry an interest rate of Term SOFR plus 7.5% or Base Rate plus 6.5%. Under the Term Loan B Credit Agreement, we are subject to ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The Term Loan B Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the Term Loan B Credit Agreement ranks pari passu with, and shares in the same security and guarantees from material companies in the group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

Expected future development and significant risks and uncertainties

The plant-based category is continuously growing strong at a global level, and in 2023 the Group will continue its efforts to establish and grow its operations in several of the world’s largest markets, including focusing on expanding our production capacity to manage the demand for our products.

As indicated under “Significant events during the financial year,” the COVID-19 pandemic impacted our business operations, results of operations and cash flows during 2022, particularly in China, and it is expected that this trend will continue throughout the first quarter of 2023 and beyond. We continue to maintain a global focus on the controllable aspects of our business while navigating a challenging operating environment that we believe will include COVID-19 restrictions and lockdowns in certain countries, risk of COVID-related absenteeism in our production facilities, significant supply chain delays and disruptions, and increased inflationary pressures.

Furthermore, we expect cost inflation to continue to have a negative impact on our results of operations for the remainder of 2023. The current macroeconomic environment has, and may continue to, negatively impact our supply chain and operations, including our capacity expansion projects in Dallas, the U.K. and Asia III in China as a result of distribution and other logistical issues; longer lead times for equipment; continued supply chain disruptions, including with respect to raw materials, resulting in higher inflationary pressure; and impact to our facility operations or those of our suppliers, co-manufacturers or co-packers due to COVID-19.

As indicated under “Significant events during the financial year,” the Russian invasion of Ukraine in February 2022 has caused a negative impact on the global economy. Oatly does not directly procure goods or services from Russia or Ukraine. Further sanctions, bans or other economic actions in response to the ongoing conflict in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact our business, results of operations, and financial condition.

Three additional facilities respectively in Peterborough, U.K., Dallas-Fort Worth, U.S., and China (Asia III) are currently under construction or in the planning stage and are expected to be completed between 2024 and 2026. We have entered an agreement with a co-packer, YYF, for a joint operation of our Ogden, Utah facility and the completion of construction of a facility in Dallas-Fort Worth Texas. We also have an ongoing expansion project in Millville, New Jersey.

We expect our net capital expenditures for 2023 to be in the range of $180 million to $200 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic and other macroeconomic factors, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Innovation

Oatly works extensively with innovation. Since inception, our innovation goal has been to build the best possible form of milk and other dairy products for humans and our planet. Our approach is to not mimic traditional forms of milk, but to create a better nutritional profile designed for human needs. Through our more than 25-year history of making oat products, we have developed a deep expertise around oats and production craftsmanship. We believe we are well positioned to leverage science to address key societal problems and maintain our market leadership in plant-based dairy.

Today, we have a global food innovation team with a central technology development team in Sweden, and globally-led but regionally-executed product development teams in the Americas, EMEA and Asia. As of December 31, 2022, we had more than 100 employees in our innovation management and research and development teams. To further strengthen our capabilities, we are establishing a Research and Innovation Center in Sweden to partner with leading scientists and industry experts to ensure we stay at the forefront of oat expertise and human health. The Research and Innovation Center is expected to be finished in 2023. Through this set-up, we are efficiently building deep technological know-how and expertise, as well as ensuring that our products are developed close to consumers, according to locally relevant consumer preferences. Given one of our key focuses is building a broad and relevant product portfolio within plant-based dairy, we continuously explore and entering new product categories, making the change to plant-based easy for the consumers. We strive to create great, sustainable, delicious and nutritious food with optimal taste, functionality and texture.

Financial risk control and use of financial instruments

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, short-term investments, trade receivables, trade payables and liabilities to credit institutions. The financial risks are market risk (mainly interest risk and currency risk), credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results. See Note 3 for further information on the Group’s management of financial risks.

Other non-financial disclosures

The Group works actively on systematic and practical occupational health and safety activities and the goal is a safe workplace with a high level of employee attendance and zero accidents. The Group also works actively on equality and issues of equal treatment together with an updated equal treatment policy. In Sweden, there are collective agreements signed with Livsmedelsföretagen and Livsmedelsarbetareförbundet, Unionen, Sveriges Ingenjörer and Ledarna.

Operations subject to permits

Our operations in Landskrona, Sweden are licensable under the Environmental Assessment Ordinance (SFS 2013:251): 15.90-i and 90.15-i. The B license becomes mandatory when production exceeds 75,000 tons per calendar year and for the handling of treatment for the operation’s process wastewater. Since December 2020, we have used the existing license to conduct existing and expanded operations in the form of 200,000 tons of product per calendar year. The license also covers the construction and operation of a waste treatment plant for the operation’s process wastewater. The license includes a right to discharge process wastewater to the municipal treatment plant through December 31, 2021. Since December 22, 2022 process wastewater is treated in the Company’s own waste treatment plant and then discharged into the Lundåkra basin in accordance with the existing license. The previously submitted application to conduct an existing, expanded and partially supplemented operation for up to 500,000 tons of product per calendar year has been withdrawn, and the Skåne County Administrative Board made a decision to dismiss the case on December 21, 2022. During a limited period of 24 months thereafter, the operations have certain limited thresholds for its waste treatment plant. These limited thresholds have been monitored through the date of this report.

Further, the Group has operations subject to permits related to the production sites in the U.S., the U.K., the Netherlands, Singapore and China.

In 2022, all operating licenses, permits, and other authorizations are approved for current operations in Millville and Ogden. Ogden has the necessary FDA Food Facility Registration, FCE (Food Canning Establishment) registration number and the Certificate of Registration for Food Establishment from the Department of Agriculture and Food, State of Utah. For 2023, Ogden will keep these registrations and Ya YA Foods will apply for their own relevant registrations from the FDA and the State of Utah.

In Millville, the plant already has the wastewater permit and the air permit for the new silo. Millville has applied for an updated “Air Permit License”. Ogden has a wastewater permit that allows for expanded volume. As of March 1, 2023, Ya YA Foods will be responsible for maintaining the required wastewater and air permit licenses for Ogden and Oatly will not maintain any such permits or licenses.

Millville completed its BRC unannounced audit for 2022 without any non-conformance. Ogden completed its BRC audit for 2022 with four minor non-conformances that have subsequently been remedied. In 2023, Millville completed its BRC unannounced audit in February 2023 with one non-conformance (with an AA+ rating) and Ogden completed its BRC audit in January 2023 with four minor non-conformances (each with an AA rating).

Landskrona and Vlissingen have licenses, permits and other authorizations necessary to support current operations and anticipated growth. A new BRC for Landskrona was obtained in March 2022 and next audit will be performed in April 2023. The current certificate expires May 27, 2023. Vlissingen renewed its BRC certificate in July 2022 and will have the next unannounced audit in March-July 2023. Its current certificate expires August 23, 2023.

In addition, the permit process is ongoing at the U.K. site and is going according to plan with a target date in 2025.

The Singapore factory obtained its production permit in March 2021, which is renewed annually according to government requirements. The BRC certificate was issued in January 2022 and renewed in December 2022. A halal certificate was obtained in January 2022, renewed in December 2022, and expires in January 2024.

The Ma’anshan factory obtained its production license in September 2021, which is effective for five years. In February 2023, the factory passed its BRCGS and FSSC22000 renewal audit.

Environmental impact

Sustainability is at the core of our business. Our vision is to be a company that leads a global movement to reduce human consumption of cow’s milk by half. In general, oatmilk leads to fewer greenhouse gas emissions compared to cow’s milk. Specifically, based on certain product-level calculations we have commissioned in Europe and on additional studies, we generally see that oatmilk products have a significantly lower climate (CO2equivalent) impact relative to comparable dairy products.

Sustainability report

A sustainability report is separately published at www.oatly.com.The report gives an account of our overall work on pursuing a greater transformation of society, linked above all to production and consumption of plant-based food and drink.

Sales, earnings and financial position, Group

Group (TUSD)	2022	2021	2020
Revenue	722,238	643,190	421,351
Loss before tax	(397,394)	(215,048)	(57,950)
Total assets	1,225,197	1,628,912	678,929
Equity/asset ratio* (%)	64.6%	76.4%	48.0%
Average number of employees	1,880	1,280	623

* Total equity as a percentage of total assets.

Proposed appropriation of profits

The Board of Directors proposes that profits available for disposal (SEK)
Share premium reserve	13,126,053,252
Retained earnings	2,078,292,949
Profit of the year	219,665,653
15,424,011,854

be appropriated as follows to be carried forward	15,424,011,854

The Group’s and Parent Company’s results and financial position in general are shown in the following income statements, balance sheets and cash-flow statement with associated Notes.

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31 (in thousands of U.S. dollars)	Note	2022	2021
Revenue	5	722,238	643,190
Cost of goods sold		(642,211)	(488,177)
Gross profit		80,027	155,013
Research and development expenses		(22,262)	(16,771)
Selling, general and administrative expenses		(412,799)	(353,929)
Other operating (expenses) and income, net	10	(40,951)	1,944
Operating loss	6,7,8	(395,985)	(213,743)
Finance income	11	15,256	14,435
Finance expenses	11	(16,665)	(15,740)
Loss before tax		(397,394)	(215,048)
Income tax benefit/(expense)	13	4,827	2,655
Loss for the year, attributable to shareholders of the parent		(392,567)	(212,393)

Loss per share, attributable to shareholders of the parent, basic and diluted	33	(0.66)	(0.39)

Weighted average common shares outstanding, basic and diluted	33	592,031,935	549,080,310

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31 (in thousands of U.S. dollars)	2022	2021
Loss for the year	(392,567)	(212,393)
Other comprehensive income/(loss):
Items that may be reclassified to consolidated statement of operations in subsequent periods (net of tax):
Exchange differences from translation of foreign operations	(96,997)	(71,961)
Total other comprehensive income/(loss) for the year	(96,997)	(71,961)
Total comprehensive loss for the year	(489,564)	(284,354)
Loss for the year and total comprehensive loss are, in their entirety, attributable to shareholders of the parent

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31 (in thousands of U.S. dollars)	Note	2022	2021
ASSETS
Non-current assets
Intangible assets	15	127,688	145,925
Property, plant and equipment	16	492,952	509,648
Right-of-use assets	17	108,598	158,448
Other non-current receivables	18	7,848	5,534
Deferred tax assets	13	5,860	2,293
Total non-current assets		742,946	821,848
Current assets
Inventories	20	114,475	95,661
Trade receivables	21	100,955	105,519
Current tax assets		243	435
Other current receivables	22	17,818	32,229
Prepaid expenses	23	23,413	27,711
Short-term investments	19	—	249,937
Cash and cash equivalents	24	82,644	295,572
		339,548	807,064
Assets held for sale	35	142,703	—
Total current assets		482,251	807,064
TOTAL ASSETS		1,225,197	1,628,912
EQUITY AND LIABILITIES
Equity	25
Share capital		105	105
Treasury shares		-0	—
Other contributed capital		1,628,045	1,628,103
Foreign currency translation reserve		(171,483)	(74,486)
Accumulated deficit		(665,524)	(308,423)
Total equity attributable to shareholders of the parent		791,143	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	17	82,285	126,516
Liabilities to credit institutions	26	2,668	—
Deferred tax liabilities	13	—	2,677
Provisions	27	7,194	11,033
Total non-current liabilities		92,147	140,226
Current liabilities
Lease liabilities	17	16,823	16,703
Liabilities to credit institutions	26	49,922	5,987
Trade payables		82,516	93,043
Current tax liabilities		5,515	567
Other current liabilities	29	11,823	9,614
Accrued expenses	30	123,037	117,473
Provisions	27	3,800	—
		293,436	243,387
Liabilities directly associated with the assets held for sale	35	48,471	—
Total current liabilities		341,907	243,387
Total liabilities		434,054	383,613
TOTAL EQUITY AND LIABILITIES		1,225,197	1,628,912

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	'Treasury shares	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
January 1, 2021	8, 25	21	—	448,251	(2,525)	(119,661)	326,086
Loss for the year		—	—	—	—	(212,393)	(212,393)
Other comprehensive loss for the year		—	—	—	(71,961)	—	(71,961)
Total comprehensive loss for the year		—	—	—	(71,961)	(212,393)	(284,354)
Bonus issue		64	—	(64)	—	—	—
Issue of shares		12	—	1,099,684	—	—	1,099,696
Transaction costs		—	—	(62,371)	—	—	(62,371)
Conversion of shareholder loans		1	—	104,107	—	—	104,108
Exercise of warrants		7	—	38,496	—	—	38,503
Share-based payments		—	—	—	—	23,632	23,632
Balance at December 31, 2021		105	—	1,628,103	(74,486)	(308,423)	1,245,299
Loss for the year		—	—	—	—	(392,567)	(392,567)
Other comprehensive loss for the year		—	—	—	(96,997)	—	(96,997)
Total comprehensive loss for the year		—	—	—	(96,997)	(392,567)	(489,564)
Issue of shares		0	(0)	—	—	—	0
Redemption of warrants		—	—	(58)	—	—	(58)
Share-based payments		—	—	—	—	35,466	35,466
Balance at December 31, 2022		105	(0)	1,628,045	(171,483)	(665,524)	791,143

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31 (in thousands of U.S. dollars)	Note	2022	2021
Operating activities
Net loss		(392,567)	(212,393)
Adjustments to reconcile net loss to net cash flows
Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	15, 16, 17	48,315	27,222
Impairment of property, plant and equipment and right-of-use assets	16, 17	285	4,970
Impairment related to assets held for sale	35	38,293	—
Impairment loss/(gain) on trade receivables	21	3,088	(253)
Write-down of inventories	20	28,839	5,081
Share-based payments expense	9	35,466	23,632
Movements in provisions	27	3,800	—
Finance income	11	(15,256)	(14,435)
Finance expenses	11	16,665	15,740
Income tax (benefit)/expense	13	(4,827)	(2,655)
(Gain)/loss on disposal of property, plant and equipment and intangible assets	15, 16	(932)	422
Other		(226)	(138)
Interest received		2,145	1,740
Interest paid		(12,875)	(9,237)
Income tax paid		(2,960)	(2,734)
Changes in working capital:
Increase in inventories		(55,018)	(63,688)
Decrease/(increase) in trade receivables, other current receivables, prepaid expenses		6,991	(79,278)
Increase in trade payables, other current liabilities, accrued expenses		31,828	92,172
Net cash flows used in operating activities		(268,946)	(213,832)
Investing activities
Purchase of intangible assets	15	(4,510)	(7,838)
Purchase of property, plant and equipment	16	(201,655)	(273,760)
Investments in financial assets		—	(1,162)
Proceeds from financial instruments	19	—	5,720
Purchase of short-term investments	19	—	(385,165)
Proceeds from short-term investments	19	240,959	117,877
Net cash flows from/(used in) used in investing activities		34,794	(544,328)
Financing activities
Proceeds from issue of shares, net of transaction costs		—	1,037,325
Proceeds from liabilities to credit institutions	26, 32	47,850	118,005
Repayment of liabilities to credit institutions	26, 32	(1,032)	(212,913)
Payment of loan transaction costs		—	(4,900)
Repayment of lease liabilities	17, 32	(10,899)	(9,282)
Proceeds from exercise of warrants		—	38,503
Repayment of shareholder loans	28, 32	—	(10,941)
Cash flows from financing activities		35,919	955,797
Net (decrease)/increase in cash and cash equivalents		(198,233)	197,637
Cash and cash equivalents at January 1		295,572	105,364
Exchange rate differences in cash and cash equivalents		(14,695)	(7,429)
Cash and cash equivalents at December 31	24	82,644	295,572

Notes to the consolidated financial statements

1.
Corporate information

These financial statements are consolidated financial statements for the group consisting of Oatly Group AB (publ) and its subsidiaries (collectively, the “Group”). A list of the principal subsidiaries is included in Note 13 Investments in subsidiaries.

Oatly Group AB (the “Company”, the “Parent Company” or the “Parent”) is a public limited company incorporated and domiciled in Malmö, Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden. The Parent Company is listed on the Nasdaq Global Select Market in the U.S., and its American Depositary Shares are traded under the ticker “OTLY.”

The Group manufactures, distributes and sells oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on April 28, 2023. The Consolidated Income Statement and Consolidated Balance Sheet and the Parent Company will be submitted to the Annual General Meeting on May 25, 2023, for approval.

2.
Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied unless otherwise stated. The consolidated financial statements are presented in USD, which is the Group’s selected presentation currency. All amounts are in thousands of U.S. dollars unless otherwise stated.

The functional currency of the Parent Company is SEK. All amounts are in thousands of SEK for the financial statements of the Parent Company unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars, all references to “SEK” are to Swedish Kronor, all references to “€” or “EUR” are to Euro and all references to “CNY” are to Chinese Yuan.

2.1.
Basis of preparation

The consolidated financial statements of Oatly Group AB (publ) have been prepared in accordance with the Swedish Annual Accounts Act, RFR 1 Supplementary Accounting Rules for Groups, issued by the Swedish Financial Reporting Board and International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) as endorsed by the European Union.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 Significant accounting judgments estimates and assessments. The consolidated financial statements have been prepared using the cost method except for short-term investments, derivative instruments, and contingent consideration measured at fair value.

New and amended standards and interpretations

See below for the amended standards that are effective starting on January 1, 2022 but had either no impact or an immaterial impact on the Group’s financial statements. Certain other new accounting standards and interpretations have been issued by the International Accounting Standards Board but are not yet effective for the December 31, 2022 reporting period and have not been adopted early by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods nor on any foreseeable future transactions.

Onerous Contracts - Costs of Fulfilling a Contract - Amendments to IAS 37

An onerous contract is a contract under which the unavoidable cost of meeting the obligations under the contract (i.e., the costs that the Group cannot avoid because it has entered into the contract), exceed the economic benefits expected to be received under it. The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labor and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. These amendments had no impact on the consolidated financial statements of the Group.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Property, Plant and Equipment

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. In accordance with the transitional provisions, the Group applies the amendments retrospectively only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment (the date of initial application). These amendments had no impact on the consolidated financial statements of the Group as proceeds from all sales of such items were recognized in the consolidated statement of operations.

IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement. In accordance with the transitional provisions, the Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of initial application). There were modifications of the Group’s financial instruments during the period. See Note 3.1.3 Liquidity risk. The Group concluded the amendment had no material impact on the consolidated financial statements of the Group.

2.2.
Basis of consolidation

Subsidiaries are all companies over which the Group has control. The Group has control over a company when it is exposed to or has a right to variable returns from its participation in the company and has the possibility to influence the return through its participation in the company. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to recognize the Group’s business combinations. The acquisition price is the consideration paid for a subsidiary and comprises the fair value of the sum of the assets transferred and the liabilities incurred by the Group to the previous owner of the company. The consideration also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated.

2.3.
Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The CEO is the chief operating decision maker and evaluates financial position and performance and makes strategic decisions. The CEO monitors the Group’s performance from a geographic perspective through the reportable segments EMEA, Asia and the Americas. No operating segments have been aggregated to form the reportable segments.

The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”), and earnings for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charge and other costs related to assets held for sale, and initial public offering (“IPO”) preparation and transaction costs (“Adjusted EBITDA”), to assess the performance of the operating segments.

2.4.
Foreign currency translation

Functional currency and presentation currency

The entities in the Group have the local currency as their functional currency, as the local currency has been defined as the primary economic environment in which each entity operates. The Group’s presentation currency is U.S. dollars (USD). The Parent Company’s presentation currency is Swedish krona (SEK).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange rate profits and losses from the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies using the exchange rates prevailing at the reporting date are recognized in operating loss in the consolidated statement of operations.

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance costs. All other foreign exchange rate profits and losses are recognized under other operating (expenses) and income, net.

Translation of foreign group companies

The results and financial position for all companies with a functional currency other than the presentation currency are translated into the Group’s reporting currency. Assets and liabilities are translated from the foreign operation’s functional currency to the Group’s reporting currency using the exchange rates prevailing at the reporting date. Income and expenses for each consolidated statement of operations and consolidated statement of comprehensive loss are translated to USD using the average exchange rate for the period. Foreign exchange differences arising from the currency translation of foreign operations are recognized in other comprehensive loss. Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the reporting currency using the exchange rate at the reporting date.

In the consolidated accounts, exchange rate differences attributable to monetary items that form part of the net investment in foreign operations are recognized in other comprehensive loss and are reclassified from equity to the consolidated statement of operations when the foreign operation is divested in whole or in part.

2.5.
Revenue recognition

The Group’s principles for recognition of revenue from customer contracts are presented below.

Sale of goods

Revenue from contracts with customers consists of sales of goods. Revenue from the sale of goods is recognized at the point in time when control of goods has transferred to the customer, being when the products are delivered to the customer, the customer has full discretion over the channel to sell the goods, and there is no unfulfilled obligation that could affect the customer’s acceptance of the goods. Delivery occurs when the products are shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer and either the customer has accepted the products in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. Presented revenue excludes VAT and other sales taxes. The Group considers if contracts include other promises that constitute separate performance obligations to which a portion of the transaction price needs to be allocated. The Group considers the effects of variable consideration in determining the transaction price. The Group is acting as principal in its revenue arrangements because the Group maintains control of the goods until they are transferred to the customers.

Variable consideration and other consideration

The transaction price is adjusted for estimates of known or expected variable consideration, which includes but is not limited to, trade promotion activities, slotting and listing fees, cash discounts, product returns and allowances such as coupons. Variable consideration is recorded as a reduction to revenue based on amounts the Group expects to be liable for. Estimates of variable consideration are based on a number of factors, including current contract sales terms, estimated units sold, customer participation and redemption rates. Estimates are reviewed regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

The Group accounts for consideration payable to a customer as a reduction of the transaction, unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group.

Contract costs

The Group incurs expenses for sales commissions to third parties to obtain customer contracts. Sales commissions are recognized in the consolidated statement of operations, in selling, general and administration expenses. The Group applies the practical expedient that permits the Group to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Interest income

Interest income is recognized with the application of the effective interest method.

Financing components

The Group does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory.

Research and development expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs (i.e. outbound shipping and handling costs for finished goods), and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Customer distribution costs for the year ended December 31, 2022 amounted to $61.3 million, compared to $49.4 million for the year ended December 31, 2021. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating (expenses) income and, net

Other operating (expenses) and income, net consists primarily of impairment charges related to assets held for sale and net foreign exchange gains/(losses) on operating related activities.

Finance income and (expenses), net

Finance income and (expenses), net primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax benefit/(expense)

Income tax benefit/(expense) represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

2.6.
Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/ non-current classification. An asset is current when it is:

•
expected to be realized or intended to be sold or consumed in the normal operating cycle

•
held primarily for the purpose of trading
•
expected to be realized within twelve months after the reporting period, or
•
cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when:

•
it is expected to be settled in the normal operating cycle,
•
it is held primarily for the purpose of trading,
•
it is due to be settled within twelve months after the reporting period, or
•
there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.7.
Leases

As lessee

The Group’s leases pertain to land and buildings, and plant and machinery. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable
•
variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,
•
amounts expected to be payable by the Group under residual value guarantees,
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•
payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is the case for leases in the Group, the lessee’s incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

To determine the incremental borrowing rate, the Group:

•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk, and
•
makes adjustments specific to the lease, e.g. term, country, currency and security

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability,
•
any lease payments made at or before the commencement date less any lease incentives received,
•
any initial direct costs, and
•
restoration costs

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2.8.
Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax is recognized in the consolidated statement of operations except for tax attributable to items that are recognized in other comprehensive loss or directly in equity. In such cases, tax is also recognized in other comprehensive loss and equity, respectively.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is recognized for all temporary differences that arise between the taxable value of assets and liabilities and their carrying values in the consolidated financial statements. However, a deferred tax liability is not recognized if it arises as a result of the initial recognition of goodwill, nor is a deferred tax liability recognized if it arises as a result of a transaction that constitutes the initial recognition of an asset or a liability that is not a business combination and which, at the date of the transaction, neither impacts the carrying value nor the taxable profit (loss). Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects at the reporting date to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable surpluses against which the temporary differences can be utilized.

Deferred tax assets and tax liabilities are offset when there is a legal right to offset for current tax assets and tax liabilities, and when the deferred tax assets and tax liabilities are attributable to taxes charged by the same tax authorities and are either attributable to the same tax subject or different tax subjects, where there is an intention to settle the balances through net payments.

Deferred tax relating to items recognized outside the consolidated statement of operations is recognized outside the consolidated statement of operations. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive loss or directly in equity.

2.9.
Intangible assets

Goodwill

Goodwill arises at the acquisition of subsidiaries and consists of the amount by which the consideration, any non-controlling interest in the acquired company and fair value at the acquisition dates of previous shareholdings, exceeds the fair value of identifiable net assets acquired.

In order perform impairment tests, goodwill acquired in a business combination is allocated to cash generating units or groups of cash generating units that are expected to benefit with synergies from the acquisition. Each unit or group of units to which goodwill has been allocated correspond to the lowest level in the Group for which goodwill is monitored. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources.

The goodwill is allocated to the EMEA segment.

Other intangible assets

Capitalized expenditure for development activities

Expenditure for development and testing of new or significantly improved materials, products, processes or systems are recognized as an asset in the consolidated statement of financial position if the following criteria are met:

•
it is technically feasible to complete the asset so that it will be available for use,
•
it is the Group’s purpose to complete the asset so that it will be available for use or sale,
•
there are prerequisites to make the asset available for use or sale,
•
it is possible to prove how the asset is likely to generate future economic benefits,
•
there are adequate technical, economic and other resources to fulfil the development and to make the asset available for use or sale, and
•
the costs attributable to the asset during development can be reliably measured.

Other development costs are recognized in the consolidated statement of operations as costs are incurred. In the consolidated statement of financial position, capitalized development costs are reported at cost less accumulated depreciation and any impairment. Capitalized development expenditure is recognized as intangible assets and is depreciated from the date when the asset is ready for use. The estimated useful life is 3-5 years, which corresponds to the estimated period of time during which these assets will generate cash flows.

Development costs that do not meet these criteria are expensed as incurred. Development expenditure previously carried at cost is not recognized as an asset in a subsequent period.

Software-as-a-Service (SaaS) arrangements

SaaS arrangements are service contracts providing the Group with the right to access the cloud provider’s application software over the contract period. As such the Group does not receive a software intangible asset at the contract commencement date. A right to receive future access to the supplier’s software does not, at the contract commencement date, give the customer the power to obtain the future economic benefits flowing from the software itself and to restrict others’ access to those benefits.

The Group treats costs incurred in relation to SaaS arrangements as operating expenses over the term of the service contract or as operating expenses when the service is received, depending on the nature of the expenses incurred and whether they are distinct from the cloud computing service or not in the underlying SaaS arrangement.

There could be a variety of other costs incurred as part of the arrangement, for example development of bridging modules that connect or integrate the SaaS software with existing software/systems that may be controlled by the Group. The Group assesses such expenses to determine if they should be expensed or may qualify for capitalization as an intangible asset.

Trademarks, patents and similar rights

Separately acquired trademarks and patents are shown at historical cost. They are reported at fair value at the time of acquisition and amortized on a straight-line basis over the projected useful life. They are reported in subsequent periods at cost less accumulated amortization and impairment. The estimated useful life is 5 years, which corresponds to the estimated time these will generate cash flow.

2.10.
Tangible assets

Property, plant and equipment

Property, plant and equipment consist of land, buildings and fixtures, plant and machinery and construction in progress. These are recognized at historical cost less depreciation and impairment, except for construction in progress. Construction in progress is transferred to another asset (and depreciation begins) once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are added to the asset’s carrying value or are recognized as a separate asset, depending on which is most suitable, only when it is probable that the future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be reliably measured. The carrying value of the replaced component is derecognized from the consolidated statement of financial position. All other kinds of repairs and maintenance are recognized at cost in the consolidated statement of operations in the period in which they occur.

Depreciation of assets is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over the estimated useful life of each component of an item of buildings and plant and machinery as follows:

•
Buildings and fixtures 8-40 years
•
Plant and machinery 3-15 years

The assets’ residual values and useful lives are assessed at the end of each reporting period and adjusted, if needed.

Profit or loss from disposals is established through a comparison of the profit from sales and carrying value and is recognized in “Other operating /expenses and income, net” in the consolidated statement of operations.

2.11.
Impairment of non-financial assets

Intangible assets that have an indefinite useful life (goodwill) or intangible assets not ready to use (capitalized expenditure for development) are not subject to amortization and are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill are reviewed for reversal of the impairment at the end of each reporting period.

2.12.
Inventories

Raw materials and finished goods are stated at the lower of cost and net realizable value. Costs consist of direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Overhead expenditures are allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Group reviews inventory quantities and records a provision for excess and obsolete inventory based primarily on demand and the age of the inventory, among other factors.

2.13.
Financial instruments

Initial recognition

Purchases and sales of financial assets are recognized on trade date, being the date upon which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership.

Financial assets – Classification and measurement

Financial assets include cash and cash equivalents, trade receivables, short-term investments, derivatives and other financial assets.

The Group classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through other comprehensive loss or through profit or loss), and
•
those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive loss. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset, not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. All debt instruments in the Group are measured at amortized cost. The Group’s financial assets measured at amortized cost consist of the items other non-current receivables, trade receivables, other current receivables and cash and cash equivalents.

•
Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other operating (expenses) and income, net together with foreign exchange gains and losses.
•
Fair value through profit or loss: Assets that are held primarily for the purpose to secure and increase value of the investments are included in the business model “Other”.

Derivatives

Derivatives are initially recognized at the fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Changes in the fair value are recognized in finance income or finance expenses in the consolidated statement of operations.

Short-term investments

Short-term investments are primarily comprised of funds and bonds carried at fair value through profit and loss. The primary purpose of the portfolio is to secure and increase value of the investments compared to keeping cash in bank accounts, until cash is needed for other investments in the business, for example new production facilities. Based on the primary purpose of the portfolio and indicators identified in the IFRS 9 Financial Instruments test, the overall assessment is that the portfolio is the business model “Other”. The investments in the portfolio are therefore recognized at fair value through profit or loss and presented as short-term investments and cash and cash equivalents in the statement of financial position.

Derecognition of financial assets

Purchases and sales of financial instruments are reported on the trade date, that is, the date on which the Group commits itself to purchase or sell the asset. Financial assets are derecognized from the statement of financial position when the right to receive cash flows from the instrument has expired or been transferred, and the Group has, in all significant aspects, transferred all risk and benefits associated with the ownership. Profits and losses arising from derecognition from the statement of financial position are recognized directly in the consolidated statement of operations.

Financial liabilities—Classification and measurement

Financial liabilities at amortized cost

At initial recognition, the Group measures a financial liability at its fair value plus transaction costs that are directly attributable to the financial liability. After initial recognition, the majority of the Group’s financial liabilities are valued at amortized cost applying the effective interest method.

The Group’s financial liabilities measured at amortized cost comprise liabilities to credit institutions, bank overdraft facilities, trade payables and accrued expenses.

Financial liabilities at fair value

At initial recognition, the Group measures a financial liability at its fair value. Transaction costs of financial liabilities carried at fair value are expensed in the consolidated statement of operations.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligations are settled, cancelled or have expired in any other way. The difference between the carrying value of a financial liability that has been extinguished or transferred to another party and the fee paid are reported in the consolidated statement of operations.

When the terms and conditions of a financial liability are renegotiated and are not derecognized from the statement of financial position, a profit or loss is reported in the consolidated statement of operations. The profit or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Offsetting of financial instruments

Financial assets and liabilities are offset and recognized with a net amount in the statement of financial position only when there is a legal right to offset the recognized amounts and an intention to balance the items with a net amount or to simultaneously realize the asset and settle the liability.

Impairment of financial assets recognized at amortized cost

The Group assesses, on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach, i.e., the reserve will correspond to the expected loss over the lifetime of the trade receivables. In order to measure the expected credit losses, trade receivables have been grouped based on days past due. The Group applies forward-looking variables for expected credit losses. Expected credit losses are recognized in the consolidated statement of operations, in selling, general and administration expenses.

2.14.
Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest rate method, less allowance for expected credit losses.

2.15.
Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits held at call with financial institutions. Bank overdrafts are shown within liabilities to credit institutions in current liabilities in the statement of financial position.

2.16.
Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.17.
Liabilities to credit institutions

Liabilities to credit institutions are initially recognized at fair value, net of transaction costs incurred. Liabilities to credit institutions are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the liabilities to credit institutions using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Liabilities to credit institutions are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.18.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of operations net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for restoration costs

The Group recognizes provisions for restoration costs of leased manufacturing facilities. Restoration costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the liability for the restoration costs. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of operations as a finance expense. The estimated future costs of the restorations are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to, or deducted from the cost of the asset.

Provision for restructuring costs

The Group recognizes provisions for restructuring costs only when there is a constructive obligation, which is when:

•
there is a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and
•
the employees affected have been notified of the plan’s main features.
2.19.
Employee benefits

Short-term benefits to employees

Liabilities for wages and salaries, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related services are recognized in respect of employees’ services up to the end of the reporting period, and they are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accrued expenses in the statement of financial position.

Post-employment obligations

Within the Group, there are defined-contribution plans. A defined-contribution plan is a pension plan according to which the Group pays a fixed amount to a separate legal entity. The Group has no legal or constructive obligation to pay additional premiums if this legal entity does not have adequate means to pay all benefits to employees, attributable to their service in current or previous periods. The premiums are reported as costs in the consolidated statement of operations when they fall due.

The Swedish Financial Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2021, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP 2 insurances signed with Alecta is $1.0 million. Premiums for the year ended December 31, 2022 for ITP 2 insurances signed with Alecta amounted to $1.1 million (2021: $1.7 million).

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 175%. If Alecta’s collective consolidation level falls below 125% or exceeds 175%, measure should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2022, Alecta’s surplus of the collective consolidation level was 172%.

Share-based payments—equity settled

Employee stock options (ESOP) and Restricted Stock Units (RSU) (2021)

For share-based payment schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

The fair value of ESOPs at grant date has been established by using the Black-Scholes option pricing model and input data in the model is disclosed in Note 9 Share-based payments.

The awards only have a service condition whereby the awards vest in 12-month installments over 36 months. Each of the instalments are treated as separate awards which are expensed on a linear basis for each instalment period i.e., 12 months, 24 months, and 36 months; this will result in a front-loaded IFRS 2 charge. At the end of each period, the entity revises its estimates of the number of instruments that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to retained earnings within equity.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

2.20.
Loss per share

Basic loss per share is calculated by dividing the loss after tax by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of warrants, excluding all anti-dilutive ordinary shares outstanding during the period.

2.21.
Initial public offering costs

The IPO costs for the Group involved costs both for issuing new shares and the listing of existing shares/ADS and were recorded within prepaid expenses in the statement of financial position and were accounted for as a reduction of equity since they were incremental costs that were directly attributable to issuing new shares (net of any income tax benefit) when the IPO occurred.

2.22.
Non-current assets held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

Property, plant and equipment are not depreciated once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

3.
Financial risk management
3.1.
Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, short-term investments, trade receivables, trade payables and liabilities to credit institutions. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of the Group’s financial operations is to:

•
ensure that the Group can meet its payment obligations,
•
manage financial risks,
•
ensure a supply of necessary financing, and
•
optimize the Group’s finance net.

The Group’s risk management is predominantly controlled by a central treasury department ( “Group treasury”) under policies owned by the CFO and approved by the Board of Directors. The CEO is responsible to the Board of Directors for the risk management and ensuring that the guidelines and risk mandates are followed and carried out in accordance with established treasury policy.

Group treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The treasury policy provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. The treasury policy (a) identifies categories of financial risks and describe how they should be managed, (b) clarifies the responsibility in financial risk management among the Board of Directors, the CEO, the CFO, Group Treasury and the Subsidiaries, (c) specifies reporting and control requirements for Group treasury functions and (d) ensures that the treasury operations of the Group are supporting the overall strategy of the Group.

3.1.1.
Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, GBP/SEK, EUR/SEK and CNY/SEK due to sales (trade receivables), purchases (trade payables), borrowings and short-term deposits (cash and cash equivalents).

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Group Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, Group Treasury has the possibility to use foreign exchange instruments (FX forward or spot) to manage the risk. The treasury policy mandates Group Treasury to hedge between 0% and 100% of the exposure for the following 18 months and the aim is to be between 50% and 100%. The Group does not apply hedge accounting. As of December 31, 2022 the Group had currency derivatives of SEK 500 million (2021: —) for which the fair value was $0.3 million (2021: —).

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

	As at December 31 2022
	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY
Trade receivables	—	6,864	25	—
Short-term deposits	—	—	—	4,315
Liabilities to credit institutions	—	(4,002)	—	—
Trade payables	(942)	(15,944)	—	—
Lease liabilities	—	(2,615)	—	—
Total	(942)	(15,697)	25	4,315

	As at December 31 2021
	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY
Trade receivables	—	9,220	382	—
Short-term deposits	—	—	—	78,766
Liabilities to credit institutions	—	(5,314)	—	—
Trade payables	(723)	(14,732)	(1,238)	—
Lease liabilities	—	(2,903)	—	—
Total	(723)	(13,729)	(856)	78,766

Sensitivity

The Group is primarily exposed to changes in USD/SEK, EUR/SEK, GBP/SEK and CNY/SEK exchange rates. The Group’s risk exposure in foreign currencies:

For the year ending December 31	Impact on loss before tax
	2022	2021
USD/SEK exchange rate—increase/decrease 10%	+/- 94	+/- 72
EUR/SEK exchange rate—increase/decrease 10%	+/- 1,471	+/- 1,211
GBP/SEK exchange rate—increase/decrease 10%	+/- 17	+/- 63
CNY/SEK exchange rate—increase/decrease 10%	+/- 3,003	+/- 7,877

Currency risk (translation risk)

The Group is also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. The Group’s policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Interest-rate risk

The Group’s main interest rate risk arises from long-term liabilities to credit institutions with variable rates (Euro Interbank Offered Rate “Euribor” 3 Months during 2022 and 2021), which expose the Group to cash flow interest rate risk. As of December 31, 2022, the nominal amount of liabilities to credit institutions with variable interest rate was $4.0 million with no hedges. As of December 31, 2021, the nominal amount of liabilities to credit institutions with variable interest rate was $5.3 million with no hedges.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from liabilities to credit institutions as a result of changes in interest rates.

	Impact on loss before tax
	2022	2021
Interest rates - increase/decrease by 100 basis points	+/- 526	+/- 60

Fair value / Price risk

The Group is exposed to price risk from changes in fair value from short-term investments held by the Group that are classified as fair value through profit and loss. To manage the risk arising from investments, surplus liquidity may be invested primarily in liquid assets with low risk, investment grade BBB- or better rated. All of the short-term investments matured during 2022 and as at December 31, 2022, the Group had no investments at fair value. The fair value of the short-term investments as of December 31, 2021 was $250 million. The investment portfolio consisted of funds, bonds and certificates in USD and SEK. Funds consisted of primarily “money market funds”, i.e., a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating debt-based securities with a short-term maturity. Bonds and certificates consisted of corporate bonds and commercial papers.

Sensitivity

Profit or loss is sensitive to changes in fair value from short-term investments.

	Impact on loss before tax
	2022	2021
Fair value - increase/decrease by 10%	—	+/- 25

Commodity price risk

The Group is exposed to risk related to the price and availability of our ingredients and our profitability is dependent on, among other things, our ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in our products is oat. The Group purchases oats from millers in Belgium, Sweden, Finland the United States, Malaysia and China, so supply may be particularly affected by any adverse events in these countries and regions. The prices of oats and other ingredients, such as rapeseed oil, used are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of COVID-19 and the conflict in Ukraine. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year harvest.

The Group believes it will be able to address material commodity increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing, or reduction to operating expenses, or a delay in pricing actions, could increase costs and increase loss as a share of revenue. In addition, macro-economic and competitive conditions could make additional price increases difficult.

A general commodity cost price increase of 5% would have increased our 2022 commodity costs by $11.2 million. A general commodity cost price increase of 5% would have increased our 2021 commodity costs by $10.0 million.

3.1.2.
Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2022 and 2021 were in the range from BBB to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2022 one customer in the foodservice channel represented approximately 14% (2021: 14%) of total revenue. The Group has not had any incurred credit losses from this customer historically.

The Group has primarily one type of debt instrument carried at amortized cost, subject to the expected credit loss model: trade receivables.

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2022, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2022 and 2021 no significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

	2022	2021
Current	83,020	78,771
1-30 days past due	9,739	18,387
31-60 days past due	4,630	4,268
61-90 days past due	1,431	1,159
91- days past due	5,865	3,817
Gross carrying amount	104,685	106,402
Allowance for expected credit losses	(3,730)	(883)
Net carrying amount	100,955	105,519

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2022	2021
As at January 1 (in thousands of U.S. dollars)	(883)	(712)
Increase of allowance recognized in statement of operations during the year	(3,666)	(490)
Receivables written off during the year as uncollectible	205	—
Unused amount reversed	578	290
Translation differences	36	29
As at December 31	(3,730)	(883)

Trade receivables are written off where there is no reasonable expectation of recovery. Assessments are made individually, in each case, based on indicators that there is no reasonable expectation of recovery. Indicators include, amongst others, the failure of a debtor to engage in a repayment plan with the Group. Impairment losses on trade receivables are presented as selling, general and administration expenses within operating loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

3.1.3.
Liquidity risk

Liquidity risk is the Group’s risk of not being able to meet the short-term payment obligations due to insufficient funds. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities below) and cash and cash equivalents on the basis of expected cash flows. This is monitored at Group level with input from local management. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

As at December 31, 2022, the Group held cash and cash equivalents of $82.6 (2021: $295.6) million and short-term investments of $- (2021:$249.9 ) million that are available for managing liquidity risk. The Group has both long-term and a short-term financing with credit institutions.

In April 2021, the Group entered into Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $344.5 million) with an accordion option of another SEK 850 million (equivalent of $81.3 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The initial term of the SRCF Agreement was three years from May 20, 2021, with an option to extend twice, for one additional year each at the lenders’ discretion. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, the Group is subject to both financial and non-financial covenants. The non-financial covenants are covenants linked to sustainability measures. The financial covenants are tangible solvency, minimum EBITDA and liquidity requirements. The financial covenants are subject to a conversion right that may be exercised at the Group’s discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on the Group’s ability to pay dividends. The SRCF Agreement replaced the previous credit facility of $146.3 million.

In March 2022, the SRCF Agreement was amended for the purpose of, among other things, (i) postponing the application of the minimum EBITDA financial covenant from the third quarter of 2022 to (A) the second quarter of 2023 or (B) provided that the Group has successfully raised capital of at least $400 million by December 31, 2022, the second quarter of 2024, (ii) lowering the applicable tangible solvency ratio financial covenant levels, and (iii) introducing further restrictions on dividends from the Company stipulating that, following the exercise of the covenant conversion right, in addition to the requirement that no Event of Default (as defined in the SRCF Agreement) is outstanding or would occur immediately thereafter, any dividend from the Company is subject to the total net leverage ratio being equal to or less than 1.00:1 immediately before and after the making of such dividend.

In June 2022, the Group issued a sustainable incremental facility notice (the “Incremental Facility Notice”) under the existing SRCF Agreement and established the accordion of SEK 850 million (equivalent of $81.3 million) under the SRCF Agreement. For more details on the establishment of the accordion, see the Form 6-K filed by the Company on June 24, 2022.

In November 2022, the SRCF Agreement was amended for the purpose of postponing the application of the minimum EBITDA financial covenant from the second quarter of 2023 to (A) the fourth quarter of 2023 or (B) provided that the Group has successfully raised capital (whether in the form of equity and/or debt) of at least $200 million by June 30, 2023, the second quarter of 2024. For the November 2022 amendment, the Group paid a fee of SEK 8.9 million (equivalent of $0.9 million) which has been accounted for as a cost in the consolidated statement of operations.

In November 2022, the Group’s indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $21.6 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). Individual utilizations under the CMB Credit Facility are subject to the lender’s approval. The CMB Credit Facility is available for one year, is unsecured, and includes creditor protection in the form of, among other things, representations, covenants (including negative pledge, restrictions on borrowings, investments and dispositions by Oatly Shanghai Co., Ltd., and distributions by Oatly Shanghai Co., Ltd. and entry into transactions with its affiliates) and events of default.

In December 2022, the Incremental Facility Notice was amended by way of a waiver and amendment letter (the “Waiver and Amendment Letter”) to reduce the aggregate amount of the Incremental Facility commitments to SEK 521.8 million (equivalent of $49.9 million) and (ii) amend the capital raise drawdown condition under the Incremental Facility as follows. Drawdowns under the Incremental Facility are now subject to the Company notifying the Agent under the SRCF Agreement that the group has successfully raised capital (whether in the form of equity and/or debt) of at least $400 million by December 31, 2023, and if this has not occurred by December 31, 2023, the Incremental Facility will be cancelled.

As of December 31, 2022 and 2021, the liabilities to credit institutions balance amounted to $52.6 million and $6.0 million, respectively, and is related to outstanding amounts under the SRCF Agreement and European Investment Fund Facility (“EIF Facility”). As of December 31, 2022, the Group had utilized loan amounts under the SRCF Agreement of SEK 500 million (equivalent of $47.9 million). The EIF Facility was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of December 31, 2022 and 2021, the Group had €3.8 million (equivalent of $4.0 million) and €4.7 million (equivalent of $5.0 million), respectively, outstanding on the EIF Facility.

As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility.

As of December 31, 2020, the Group also had a term loan of $88.4 million that was repaid in 2021.

In total, the Group had access to undrawn bank overdraft facilities at the end of the reporting period amounting to $318.4 million (2021: $397.8 million).

For changes in facilities and borrowings after the reporting period, see Note 36 Events after the end of the reporting period.

3.1.4.
Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Liabilities to credit institutions and available facilities within the Group has an average maturity of 16 months (2021: 27 months, 2020: 18 months).

During 2021, the Group entered into a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $344,5 million) with an accordion option of another SEK 850 million (equivalent of $81,3 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The revolving credit facility has been subject to amendments during the year ended December 31, 2022. See above under “Liquidity risk” for further details on the amendments.

For other changes in facilities and borrowings during the reporting period, see above Note 3.1.3 Liquidity risk.

For changes in facilities and borrowings after the reporting period, see Note 36 Events after the end of the reporting period.

The tables below analyze the Group’s financial liabilities into maturity groupings based on their contractual maturities for:

a) all non-derivative financial liabilities:

b) and net settled derivative financial instruments for which the contractual maturities represent the timing of the cash flows

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

December, 31 2022 (in thousands of U.S. dollars)	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	82,516	—	—	—	—	82,516	82,516
Liabilities to credit institutions	49,327	1,127	1,443	1,376	—	53,273	52,590
Lease liabilities	4,671	14,015	13,328	35,201	113,277	180,492	99,108
Total non-derivatives	136,514	15,142	14,771	36,577	113,277	316,281	234,214

Derivatives
Interest rate swaps - net settled	388	—	—	—	—	388	316
Total derivatives	388	—	—	—	—	388	316

December, 31 2021 (in thousands of U.S. dollars)	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	93,043	—	—	—	—	93,043	93,043
Liabilities to credit institutions	1,240	4,904	—	—	—	6,144	5,987
Lease liabilities	4,275	12,826	19,134	39,702	200,327	276,265	143,219
Total non-derivatives	98,558	17,730	19,134	39,702	200,327	375,452	242,249

3.2.
Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the Group can continue its business and provide future returns for shareholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt. Capital is calculated as “equity attributable to owners of the Company” as shown in the balance sheet plus total borrowings (including current and non-current liabilities to credit institutions and lease liabilities as shown in the balance sheet) less cash and cash equivalents.

4.
Significant accounting judgments, estimates and assessments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events. Uncertainty about these assumptions and the use of accounting estimates may not equal the actual results. This note provides an overview of the areas that involved a higher degree of judgment or complexity.

Revenue recognition—variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the consideration to which the Group will be entitled in exchange for transferring goods to the customer. The Group’s expected discounts and payments for trade promotion activities are analyzed on a per customer basis. The Group estimates the consideration using either the expected value method or the most likely amount method, depending on which method better predicts the amount of consideration to which the Group will be entitled. The most likely amount method is used for contracts with a single contract sum, while the expected value method is used for contracts with more than one threshold due to the complexity and the activities agreed with the individual customer.

Management makes judgments when deciding whether trade promotion activities with a customer should be classified as a reduction to revenue or as a marketing expense. Generally, activities with the individual customer are accounted for as a reduction to revenue whereas costs related to broader marketing activities are classified as marketing expenses.

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2022 and 2021 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. See Note 13 Income tax for further details.

Leases – Determining the lease term of contracts with renewal and termination options – Group as lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that the Group could replace the assets without significant cost or business disruption. However, for five production plants, one which commenced during 2022 and four which commenced during 2021, extension options have been included in the lease term since the Group intends to make larger investments in the plants. The total lease terms for these production plants are between 10 and 40 years. No contracts were amended during 2022 for existing production plants. For two existing production plants, the contracts were amended during 2021 and additional extension options were included for a total lease term of 40 years.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. See Note 17 Leases for further details.

Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term and, with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay,” which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity specific estimates (such as the subsidiary’s stand-alone credit rating).

Embedded leases

The Group has supplier contracts that have been reviewed in order to assess if the agreements contain embedded leases. There is judgment involved in assessing if an arrangement contains an embedded lease. The general rule is that an arrangement contains a lease if (1) there is an explicit or implicit identified asset in the contract, and (2) the customer controls use of the identified asset. For one supplier contract entered into during 2022, and two supplier contracts entered into during 2021, the Group has concluded that there are embedded leases. The lease liability for these embedded leases as of December 31, 2022 was approximately $10,5 million (2021:10,0 million). For all other contracts and amendments, the Group has concluded that these agreements do not contain any embedded leases since it does not have the right to direct how and for what purpose the assets are used throughout the period of use.

Inventories

Inventories are valued at the lowest of cost and net realizable value. The cost of conversion of inventories includes a systematic allocation of fixed and variable production overheads. The allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity is the production expected to be achieved on average over a number of periods under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Management makes judgments and estimates when determining normal capacity and unallocated overheads are recognized as an expense in the period in which they are incurred.

For estimation of obsolescence, assumptions are required in relation to forecast sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. For further detailed information on write-downs of inventories, see Note 20 Inventories.

Test of impairment of non-financial assets, including goodwill

In accordance with the accounting principle presented in Note 2 the Group performs tests annually and if there are any indications of impairment to determine whether there is a need for impairment of goodwill. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. At a few occasions towards the end of 2022 the market capitalization of the Group was in level or below the book value of its equity, indicating a potential impairment of goodwill and impairment of the non-financial assets of the cash-generating units (“CGUs”). In addition, the overall macroeconomic uncertainty around the world added to the indication of potential impairment. Based on this, Management decided, as of December 31, 2022, to perform impairment tests for all the three operating segments, not only for the CGU containing goodwill. At present, the Group only has goodwill allocated to the operating segment EMEA.

Recoverable amounts for cash generating units are established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows. The Group has determined that long-term EBITDA margin, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. For further details on the test of impairment of goodwill see Note 14 Intangible assets and for the test of other non-financial assets see Note 15 Property, plant and equipment.

Share-based payments

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions including sensitivity analysis are disclosed in Note 9 Share-based Payments.

Assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, to establish a strategic partnership pursuant to which Oatly, Inc. will sell its manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF will acquire a majority of the assets that are used in the operation of the manufacturing facilities in Ogden, Utah (the “Ogden Facility”) and Dallas-Fort Worth, Texas (the “DFW Facility” and, together with the Ogden Facility, the “Facilities”) and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company will continue to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company will continue to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. The criteria to be classified as held for sale at that date is considered to be met for the following reasons:

•
The assets subject to the Asset Purchase Agreement are available for immediate sale and can be sold to the buyer in their current condition.
•
The actions to complete the sale were initiated and expected to be completed within one year from the date of initial classification.
•
The Asset Purchase Agreement was signed on December 30, 2022.

See Note 35 Non-current assets held for sale and Note 36 Events after the end of the reporting period for further details.

5.
Segment information

5.1.
Description of segments and principal activities

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in EMEA, the Americas and Asia; thus, three geographical areas are considered to be the Group’s three segments.

5.2.
Revenue, Adjusted EBITDA and EBITDA

For the year ended December 31, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	345,509	223,880	152,849	—	—	722,238
Intersegment revenue	34,940	820	3,659	—	(39,419)	—
Total segment revenue	380,449	224,700	156,508	—	(39,419)	722,238
Adjusted EBITDA	(10,298)	(62,837)	(75,183)	(119,605)	—	(267,923)
Share-based compensation expense	(4,314)	(4,485)	(6,973)	(19,694)	—	(35,466)
Restructuring costs (1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charge and other costs related to assets held for sale (2)	—	(39,581)	—	—	—	(39,581)
EBITDA	(15,530)	(107,700)	(82,465)	(141,690)	—	(347,385)
Finance income	—	—	—	—	—	15,256
Finance expenses	—	—	—	—	—	(16,665)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)

For the year ended December 31, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	336,452	179,830	126,908	—	—	643,190
Intersegment revenue	89,460	908	—	—	(90,368)	—
Total segment revenue	425,912	180,738	126,908	—	(90,368)	643,190
Adjusted EBITDA	21,959	(44,560)	(16,480)	(107,896)	—	(146,977)
Share-based compensation expense	(3,780)	(2,963)	(4,192)	(12,697)	—	(23,632)
Product recall (3)	(1,654)	—	—	—	—	(1,654)
Asset impairment charge (4)	(4,970)	—	—	—	—	(4,970)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	11,555	(47,523)	(20,672)	(129,881)	—	(186,521)
Finance income	—	—	—	—	—	14,435
Finance expenses	—	—	—	—	—	(15,740)
Depreciation and amortization	—	—	—	—	—	(27,222)
Loss before tax	—	—	—	—	—	(215,048)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2022 refer to intersegment revenue for sales of products from EMEA to the Americas and Asia, from the Americas to Asia and from Asia to EMEA. Eliminations in 2021 and 2020 refer to intersegment revenue for sales of products from EMEA to the Americas and Asia, and from the Americas to Asia.

(1) Relates to accrued severance payments as the Company reviews its organizational structure.

(2) The 2022 asset impairment charge and other costs related to assets held for sale relate to the YYF Transaction. See Note 35 Non-current assets held for sale for further details.

(3) Relates to recall of products in Sweden as communicated on November 17, 2021.

(4) The 2021 asset impairment charge related to production equipment at our Landskrona production facility in Sweden for which we had no alternative use.

5.3.
Non-current assets by country

Non-current assets for this purpose consists of property, plant and equipment and right-of-use assets:

(in thousands of U.S. dollars)	2022	2021
UK	186,759	119,973
US (1)	130,295	262,538
China	122,495	101,082
Sweden	108,073	122,488
Singapore	29,944	36,182
Other	23,984	25,833
Total	601,550	668,096

(1)
The decrease in the U.S. is primarily attributable to certain assets being classified as assets held for sale. See Note 35 Non-current assets held for sale for further details.

5.4.
Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

(in thousands of U.S. dollars)	2022	2021
US	220,981	177,180
China	134,001	111,830
UK	124,948	120,278
Germany	79,764	70,699
Sweden	48,749	57,937
The Netherlands	25,582	24,047
Finland	23,353	27,420
Other	64,860	53,799
Total	722,238	643,190

5.5.
Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

For the year ended December 31, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Total
Retail	285,797	118,870	17,454	422,121
Foodservice	58,867	101,166	100,031	260,064
Other	845	3,844	35,364	40,053
Total	345,509	223,880	152,849	722,238

For the year ended December 31, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Total
Retail	282,090	96,552	9,297	387,939
Foodservice	49,802	78,860	94,463	223,125
Other	4,560	4,418	23,148	32,126
Total	336,452	179,830	126,908	643,190

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 14% in 2022 and 2021 are derived from a single external customer in the foodservice channel. These revenues are attributed to the Americas and Asia segments. There were no revenues in 2020 of 10% or more that derived from a single external customer.

Our oatmilk accounted for approximately 89% and 91% of our revenue in the years ended December 31, 2022 and 2021, respectively.

6.
Renumeration to auditors

For the year ended December 31 (in thousands of U.S. dollars)	2022	2021
EY
Audit services	6,920	4,090
Audit related	75	55
Other services	9	0
Total	7,004	4,145
Other auditors
Audit services	136	54
Tax consultancy services	—	9
Other services	119	2
Total	255	65

Audit services relate to the examination of the annual report and the accounting as well as the Board’s and CEO’s administration, all other tasks incumbent on the Company’s auditor as well as any consultancy or other services brought about by the observations made during such an examination or the performance of other such tasks.

7.
Depreciation, amortization and impairment by function

For the year ended December 31 (in thousands of U.S. dollars)	2022
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,372)	(8,427)	—	(39,799)
Research and development expenses	(490)	(186)	(89)	(765)
Selling, general and administrative expenses	(572)	(4,476)	(2,988)	(8,036)
Total depreciation/amortization/impairment* by function	(32,434)	(13,089)	(3,077)	(48,600)

* The impairment related to the assets held for sale is included in Other operating (expenses) and income, net in the consolidated statement of operations. See Note 35 Non-current assets held for sale for details on the YYF Transaction.

For the year ended December 31 (in thousands of U.S. dollars)	2021
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold (1)	(16,337)	(5,894)	—	(22,231)
Research and development expenses	(294)	(58)	(77)	(429)
Selling, general and administrative expenses (2)	(3,546)	(3,863)	(2,123)	(9,532)
Total depreciation/amortization/impairment by function	(20,177)	(9,815)	(2,200)	(32,192)

(1) Within property, plant and equipment, the cost of goods sold portion of the EMEA asset impairment amounted to $1.5 million.

(2) Within property, plant and equipment, the selling, general and administrative expenses portion of the EMEA asset impairment amounted to $3.5 million.

8.
Employee and personnel costs

Salaries, other benefits and social security expenses
For the year ended December 31 (in thousands of U.S. dollars)	2022	2021
Salaries and other remuneration (of which bonus)	(151 444) (5 370)	(109 847) (5 864)
Social security costs	(24,241)	(19,158)
Share-based payments	(35,466)	(23,632)
Pension costs—defined contribution plans	(9,208)	(8,390)
Total employee benefits	(220,359)	(161,027)

Salaries, other benefits and social security expenses per function
For the year ended December 31 (in thousands of U.S. dollars)	2022	2021
Cost of goods sold	(51,106)	(35,959)
Research and development expenses	(13,739)	(10,336)
Selling, general and administrative expenses	(155,514)	(114,732)
Total	(220,359)	(161,027)

Disclosure amounts are based on the expense recognized in the consolidated statement of operations.

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
For the year ended December 31 (in thousands of U.S. dollars)	2022	2021
Short-term employee benefits	(8,207) (461)	(6,459) (685)
Post-employment benefits	(638)	(766)
Share-based payments	(19,011)	13,921
Social security contributions	(3,780)	2,521
Total	(31,636)	(23,666)

During the year ended December 31, 2022, key management consisted of an average of 14 members of management, including our Executive Officers (CEO and CFO) and excluding the Board of Directors (2021: 13 members). As of December 31, 2022, key management consisted of 13 members.

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
	2022
For the year ended December 31 (in thousands of U.S. dollars)	Base pay/Board fees	Variable remuneration	Other remuneration	Pension	Share-based compensation expense	Total remuneration
Board member Eric Melloul	(70)	—	—	—	—	(70)
Board member Bernard Hours	(60)	—	—	—	(77)	(137)
Board member Frances Rathke	(83)	—	—	—	(77)	(160)
Board member Steven Chu	(83)	—	—	—	(77)	(160)
Board member Hannah Jones	(70)	—	—	—	(77)	(147)
Board member Mattias Klintemar	(93)	—	—	—	—	(93)
Board member Ann Chung	(70)	—	—	—	—	(70)
Board member Yawen Wu	(70)	—	—	—	—	(70)
Board member Tim Zhang	(70)	—	—	—	—	(70)
Board member Tomakin Lai	(50)	—	—	—	—	(50)
Board member Calvin Tuen-Muk Lai Shu	(10)	—	—	—	—	(10)
Chief Executive Officer Toni Petersson	(752)	(75)	(121)	(249)	(5,662)	(6,859)
Other senior executives (13 persons)	(5,785)	(386)	(359)	(389)	(13,041)	(19,960)
Total remuneration to board members, CEO and other senior executives	(7,266)	(461)	(480)	(638)	(19,011)	(27,856)

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
	2021
For the year ended December 31 (in thousands of U.S. dollars)	Base pay/Board fees	Variable remuneration	Other remuneration	Pension	Share-based compensation expense	Total remuneration
Board member Eric Melloul	(58)	—	—	—	—	(58)
Board member Bernard Hours	(63)	—	—	—	(87)	(150)
Board member Frances Rathke	(55)	—	—	—	(87)	(142)
Board member Steven Chu	(55)	—	—	—	(87)	(142)
Board member Hannah Jones	(47)	—	—	—	(87)	(134)
Board member Mattias Klintemar	(71)	—	—	—	—	(71)
Board member Ann Chung	(56)	—	—	—	—	(56)
Board member Yawen Wu	(51)	—	—	—	—	(51)
Board member Tim Zhang	(47)	—	—	—	—	(47)
Board member Tomakin Lai	(40)	—	—	—	—	(40)
Board member Björn Öste	(36)	—	—	—	—	(36)
Chief Executive Officer Toni Petersson	(729)	—	(23)	(110)	(4,409)	(5,271)
Other senior executives (12 persons)	(4,322)	(685)	(119)	(656)	(9,165)	(14,946)
Total remuneration to board members, CEO and other senior executives	(5,630)	(685)	(142)	(766)	(13,922)	(21,144)

For the CEO, a notice period of 12 months applies if a termination of employment should be initiated by the Company. Should a termination of employment be initiated by the CEO, the notice period is 6 months.

For other senior executives employed in Sweden, a mutual notice period of 6 months applies for everyone except one senior executive where a notice period of 15 months applies if a termination of employment should be initiated by the Company.

For other senior executives employed in countries outside of Sweden, a mutual notice period of 0-3 months applies.

Average number of employees per geographical breakdown	2022			2021
For the year ended December 31	Total amount	Men	Women	Total amount	Men	Women
Sweden	708	345	363	583	281	302
Norway	2	1	1	2	1	1
Finland	12	6	6	13	6	7
Denmark	2	2	—		0	0
Germany	60	25	35	50	20	30
Netherlands	61	41	20	44	30	14
Austria	6	4	2	4	3	1
Spain	1	1	—	—	—	—
UK	48	20	28	37	15	22
US	414	214	200	297	156	141
China	512	276	236	215	109	106
Hongkong	6	3	3	7	4	3
Singapore	48	36	12	28	22	6
Total	1,880	974	906	1,280	647	633

Gender distribution in management	2022			2021
For the year ended December 31	Total amount	Men	Women	Total amount	Men	Women
Board members	12	8	4	13	9	4
CEO and other senior executives	14	10	4	13	9	4
Total Group	26	18	8	26	18	8

9.
Share-based payments

2021 Plan

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of the shares under the 2021 Plan the shareholders resolved to issue 69,496,515 warrants.

RSUs

During the twelve months ended December 31, 2022, the Company, under the 2021 Plan, granted 8,024,889 RSUs, of which 841,514 RSUs were granted to members of key management, including our Executive Officers (CEO and CFO), and the Board of Directors. 542,922 RSUs vested during the period related to the May 2021 and November 2021 grant, of which 32,940 were to key management. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Weighted average grant date fair value ($)	Number of RSUs
As of December 31, 2020	—	—
Granted during the period	14.78	1,832,777
Forfeited during the period	16.16	(131,770)
As of December 31, 2021	14.67	1,701,007
Granted during the period	3.07	8,024,889
Forfeited during the period (1)	5.17	(1,035,380)
Vested during the period	14.96	(542,922)
As of December 31, 2022	4.42	8,147,594

(1)
Includes 493,856 forfeited RSUs related to the Company’s organizational restructuring and the YYF Transaction. See Note 34 Non-current assets held for sale for details on the YYF Transaction.

Employee stock options

During the twelve months ended December 31, 2022, the Company granted 9,651,313 stock options of which 7,113,813 were granted to members of key management. 2,334,105 stock options vested during the period, of which 1,901,936 were to key management. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Weighted average exercise price (USD)	Number of employee stock options
As of December 31, 2020	—	—
Granted during the period	16.86	7,002,430
Forfeited during the period	17.00	(44,118)
As of December 31, 2021	16.86	6,958,312
Granted during the period	3.45	9,651,313
Forfeited during the period (1)	6.71	(2,204,399)
Expired during the period	17.00	(66,174)
As of December 31, 2022	9.40	14,339,052
Vested and exercisable as of December 31, 2022	16.86	2,267,931

(1)
Includes 1,213,585 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2022.

The fair value at grant date of the stock options granted during the financial year 2022 was USD 1.49 for the May 2022 grant date and USD 0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was USD 6.24 for the May 2021 grant date and USD 3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

The following tables lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2022 and 2021, respectively:

	May 2022	November 2022
Exercise price ($)	3.56	1.88
Expected term (years)	6-8	6-8
Share price at grant date	3.56	1.88
Expected price volatility of the Company's shares (%)	35.00	37.00
Risk-free interest rate (%)	2.82-2.81	3.96-3.89

	May 2021	November 2021
Exercise price ($)	17.00	9.92
Expected term (years)	6-8	6-8
Share price at grant date	17.00	9.92
Expected price volatility of the Company's shares (%)	33.00	33.00
Risk-free interest rate (%)	1.09-1.44	1.34-1.48

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the employee stock options. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 10%, expected volatility by 2% as well as the impact of increasing and decreasing the expected term by 6 months.

The following tables shows the impact of these changes on fair value per employee stock option granted 2022 and 2021, respectively:

	May 2022	November 2022
Share price decrease 10%	(0.26)	(0.14)
Share price increase 10%	0.27	0.15
Volatility decrease 2%	(0.06)	(0.03)
Volatility increase 2%	0.06	0.03
Expected life decrease 6 months	(0.06)	(0.03)
Expected life increase 6 months	0.05	0.03

	May 2021	November 2021
Share price decrease 10%	(1.16)	(0.68)
Share price increase 10%	1.23	0.73
Volatility decrease 2%	(0.31)	(0,18)
Volatility increase 2%	0.31	0.18
Expected life decrease 6 months	(0.26)	(0.14)
Expected life increase 6 months	0.26	0.14

Share-based payments expense was $35.5 million for the twelve months ended December 31, 2022 (2021: $23.6 million).

10.
Other operating (expenses) and income, net

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Impairment charge related to assets held for sale (Note 35)	(38,292)	—
Other costs related to assets held for sale (Note 35)	(1,289)	—
Exchange rate differences (Note 12)	(3,776)	662
Other	2,406	1,282
Other operating (expenses) and income, net	(40,951)	1,944

11.
Finance income and expenses

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Interest income	2,144	1,774
Net foreign exchange difference	13,112	12,661
Total finance income	15,256	14,435
Interest expenses—loan from credit institutions	(5,784)	(8,623)
Interest expenses—lease liabilities	(8,144)	(5,026)
Interest expenses—shareholder loans	—	(5,256)
Fair value changes derivatives	(287)	(16)
Fair value changes short-term investments	(1,821)	(222)
Other financial expenses	(629)	(518)
Borrowing costs capitalized	—	3,921
Total finance expenses	(16,665)	(15,740)
Finance net	(1,409)	(1,305)

Capitalized borrowing costs

For the year ended December 31, 2022, there were no capitalized borrowing costs. For the years ended December 31, 2021 borrowing costs have been capitalized for qualifying assets that consist of construction in progress for production facilities. The capitalization rate used to determine the amount of borrowing costs that have been capitalized, is the weighted average interest rate applicable to the Group’s general liabilities to credit institutions, shareholder loan and lease liabilities during the year, in this case 3.82% for 2021.

12.
Net exchange-rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Other operating (expenses) and income, net (Note 10)	(3,776)	662
Finance income and expenses (Note 11)	13,112	12,661
Exchange-rate differences—net	9,336	13,323

13.
Income tax

The major components of income tax expense for the year ended December 31, 2022 and 2021 are as follows:

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Current tax:
Current income tax (expense)/benefit	(3,250)	1,887
Adjustments in respect of income tax of previous years	1,724	(120)
	(1,526)	1,767
Deferred tax:
Relating to origination and reversal of temporary differences	6,353	888
	6,353	888
Income tax benefit/(expense) reported in the consolidated statement of operations	4,827	2,655

Reconciliation of tax benefit/(expense) and the accounting loss multiplied by Sweden’s corporate tax rate:

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Accounting loss before tax	(397,394)	(215,048)
At Sweden’s corporate income tax rate of 20.6%	81,863	44,300
Effect of tax rates in foreign jurisdictions	(803)	(835)
Non-taxable income	7	26
Non-deductible costs	(8,978)	(2,738)
Adjustments in respect of income tax of previous years	1,724	(120)
Change in unrecognized deferred taxes	(69,219)	(38,915)
Tax effect of changes in tax rates	112	(13)
Other	121	950
Income tax benefit/(expense)	4,827	2,655

Deferred tax

Deferred tax relates to the following:
For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Property, plant and equipment	(11,976)	(36,642)
Tax losses carried forward	4,533	27,792
Leases	1,965	930
Share based compensation	319	282
Accrued expenses	1,438	1,280
Deferred tax credits	766	1,822
Accrued interest	1,798	96
Loss allowances for financial assets	289	62
Inventory	4,103	560
Other	2,625	3,434
Net deferred tax assets/(liabilities)	5,860	(384)

Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	5,860	2,293
Deferred tax liabilities	—	(2,677)
Deferred tax assets/(liabilities), net	5,860	(384)

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Deferred income tax assets are recognized for tax loss carry-forwards, temporary differences or other tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable.

A reconciliation of net deferred tax is shown in the table below:

	2022	2021
Balance at January 1	(384)	(1,281)
Movement recognized in the consolidated statement of operations	6,353	888
Exchange differences	(109)	9
Balance at December 31	5,860	(384)

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. For the Swedish subsidiaries, no deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

	2022	2021
Loss allowance for trade receivables	—	49
Accrued expenses	—	64
Tax losses carried forward	112,970	71,124
Net interest expense carried forward	2,061	2,262
Other	—	718
Total unrecognized deferred tax assets	115,031	74,217

As of December 31, 2022 the Group’s accumulated loss carry-forwards amounted to $570.6 (2021:$484.2) million. Tax loss carry-forwards as of December 31, 2022 were expected to expire as follows:

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	—	570,628	570,628

The Group has unrecognized tax losses that arose in Sweden of $548.4 million (2021: $345.3 million) that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $113.0 and $71.1 million for the years ended December 31, 2022 and 2021.

The Group also has tax losses that arose in the United States of $18.3 million (2021: $126.5 million). A deferred tax asset has been recognized in respect of these losses as there are sufficient taxable temporary differences to offset against. Utilization of loss carry-forwards in jurisdictions in which the Group operates may be subject to limitations if there is a change in control.

Furthermore, the Group has tax losses in other foreign jurisdictions amounting to $3.9 million (2021: $12.4 million). A deferred tax asset has been recognized in respect of these losses as at December 31, 2022 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgements due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

As of December 31, 2022, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it periodically evaluates positions taken in the tax returns to validate whether it has any uncertain tax positions, particularly those relating to transfer pricing. The tax filings of the Company and the subsidiaries in different jurisdictions include adjustments related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

14.
Investments in subsidiaries

The Group had the following principal subsidiaries as at December 31, 2022:

Name	Proportion of voting rights and shares held (directly or indirectly) (%) 2022	Proportion of voting rights and shares held (directly or indirectly) (%) 2021	Number of shares	Posted value in Oatly Group AB 31 December 2022
Direct ownership
Cereal Base CEBA AB	100%	100%
Indirect ownership			10,414,372	8,936,467
Oatly AB	100%	100%
Oatly UK Ltd	100%	100%
Oatly UK Operations & Supply Ltd	100%	100%
Oatly Germany GmbH	100%	100%
Oatly Switzerland AG	100%	100%
Oatly Norway AS	100%	100%
Oy Oatly Ab	100%	100%
Oatly Netherlands BV	100%	100%
Oatly Netherlands Operation & Supply BV	100%	100%
Oatly EMEA AB	100%	100%
Oatly Sweden Operations & Supply AB	100%	100%
Oatly Singapore Operations & Supply Pte Ltd	100%	100%
Oatly Pte Ltd	100%	100%
Oatly APAC Pte	100%	100%
Oatly Inc.	100%	100%
Oatly US Inc.	100%	100%
Oatly US Operations & Supply Inc.	100%	100%
Oatly Canada Inc.	100%	100%
Havrekärnan AB	100%	100%
Oatly Australia Pty Ltd	100%	100%
Oatly Hong Kong Holding Ltd	100%	100%
Oatly Shanghai Co. Ltd	100%	100%
Oatly Food Co Ltd	100%	100%
Oatly Thousands of Island Co Ltd	100%	100%
Oatly Austria PTY LDT	100%	100%
Oatly Spain, S.L.U	100%	100%
Oatly Denmark ApS	100%	100%
Oatly Hainan Trading Co Ltd	100%	100%

All subsidiaries are wholly owned.The number of shares equals the number of voting rights.

Name	Registration number	Country of operation / registered office
Direct ownership
Cereal Base CEBA AB	556482-2988	Sweden/Malmö
Indirect ownership
Oatly AB	556446-1043	Sweden/Malmö
Oatly UK Ltd	8038012	United Kingdom/Worthing
Oatly UK Operations & Supply Ltd	12847578	United Kingdom/London
Oatly Germany GmbH	27/459/31354	Germany/Berlin
Oatly Switzerland AG	CHE-181.778.500	Switzerland, Appenzell
Oatly Norway AS	818976062	Norway/Oslo
Oy Oatly Ab	2858489-6	Finland/Helsingfors
Oatly Netherlands BV	73642746	The Netherlands/Vlissingen
Oatly Netherlands Operation & Supply BV	73642754	The Netherlands/Vlissingen
Oatly EMEA AB	559163-7698	Sweden/Malmö
Oatly Sweden Operations & Supply AB	559163-7680	Sweden/Malmö
Oatly Singapore Operations & Supply Pte Ltd	201931793R	Singapore/Singapore
Oatly Pte Ltd	202009237Z	Singapore/Singapore
Oatly APAC Pte	202010927Z	Singapore/Singapore
Oatly Inc.	5175500	US/Delaware
Oatly US Inc.	7713489	US/Delaware
Oatly US Operations & Supply Inc.	7331326	US/Delaware
Oatly Canada Inc.	720693	Canada/Saint John, NB
Havrekärnan AB	556645-7213	Sweden/Landskrona
Oatly Australia Pty Ltd	644817327	Australia/Melbourne
Oatly Hong Kong Holding Ltd	1558549	Hong kong/China,Hong kong
Oatly Shanghai Co. Ltd	91310000MA1G	China/Shanghai
Oatly Food Co Ltd	91340500MA2WHW8X03	China/Shanghai
Oatly Thousands of Island Co Ltd	91330127MA2KJGFG2Q	China/Shanghai
Oatly Austria PTY LDT	FN548816h	Austria/Ried im Innkreis
Oatly Spain, S.L.U	M-763172	Spain/Madrid
Oatly Denmark ApS	42992836	Denmark/Copenhagen
Oatly Hainan Trading Co Ltd	91460000MA5U11140P	China/Hainan

15.
Intangible assets

		Other Intangible assets
(in thousands of U.S. dollars)	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2021	143,826	2,786	3,225	7,843	157,680
Additions	—	2,860	1,667	2,597	7,124
Scrapped	—	(245)	—	(165)	(410)
Reclassification	—	6,553	—	(6,553)	—
Exchange differences	(13,462)	(787)	(372)	(647)	(15,268)
At December 31, 2021	130,364	11,167	4,520	3,075	149,126
Additions	—	1,961	1,628	800	4,389
Reclassification	—	2,223	—	(2,223)	—
Exchange differences	(17,460)	(1,530)	(653)	(438)	(20,081)
At December 31, 2022	112,904	13,821	5,495	1,214	133,434
Accumulated amortization
At January 1, 2021	—	(495)	(722)	—	(1,217)
Amortization charge	—	(1,420)	(780)	—	(2,200)
Exchange differences	—	109	107	—	216
At December 31, 2021	—	(1,806)	(1,395)	—	(3,201)
Amortization charge	—	(2,101)	(976)	—	(3,077)
Exchange differences	—	315	217	—	532
At December 31, 2022	—	(3,592)	(2,154)	—	(5,746)
Cost, net accumulated amortization
At December 31, 2021	130,364	9,361	3,125	3,075	145,925
At December 31, 2022	112,904	10,229	3,341	1,214	127,688

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016.

15.1 Test of goodwill impairment

The CEO assesses the operating performance based on the Group’s three operating segments: EMEA, the Americas and Asia. Goodwill is monitored by the CEO at the level of the three operating segments. The goodwill existing as at December 31, 2022 and 2021 is entirely attributable to EMEA.

The Group tests whether goodwill has suffered any impairment on an annual basis. For the 2022 and 2021 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on a value in use calculations, which requires the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2,0% (2021:2,0%). The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used is 10.6% (2021: 12.6%).

The following are key assumptions used in value in use calculations:

•
Long-term EBITDA margin
•
Long-term growth rate
•
Pre-tax discount rate

Management has determined the values assigned to each of the above key assumptions as follows:

•
Long-term EBITDA margin: Based on past performance and management’s expectations for the future when continuing to scale the business.
•
Long-term growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

•
Pre-tax discount rate: Reflect specific risks relating to the relevant segment and the countries in which they operate.

The residual value exceeds the carrying amount of goodwill.

Sensitivity analysis

The recoverable amount would equal the carrying amount if the pre-tax discount rate increased by 3.6% or if the long-term EBITDA margin decreased by 5.9%.

16.
Property, plant and equipment

A summary of property, plant and equipment as at December 31, 2022 and December 31, 2021 is as follows:

(in thousands of U.S. dollars)	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2021	38,994	57,762	163,987	260,743
Additions	23,590	69,341	211,949	304,880
Disposals	—	(21)	—	(21)
Reclassifications	57,744	76,591	(134,820)	(485)
Exchange differences	(2,905)	(4,668)	(6,731)	(14,304)
At December 31, 2021	117,423	199,005	234,385	550,813
Additions	7,719	57,446	122,931	188,096
Sold	—	(982)	(5,254)	(6,236)
Assets held for sale (Note 35)	(64,180)	(52,534)	(31,925)	(148,639)
Disposals	—	(45)	—	(45)
Reclassifications	21,857	50,697	(72,554)	—
Exchange differences	(5,760)	(10,188)	(21,643)	(37,591)
At December 31, 2022	77,059	243,399	225,940	546,398
Accumulated depreciation and impairment
At January 1, 2021	(5,770)	(17,348)	—	(23,118)
Depreciation charge	(2,687)	(13,163)	—	(15,850)
Disposals	—	3	—	3
Impairment (1)	—	(833)	(3,494)	(4,327)
Reclassifications	—	—	—	—
Exchange differences	567	1,560	—	2,127
At December 31, 2021	(7,890)	(29,781)	(3,494)	(41,165)
Depreciation charge	(5,854)	(26,157)	—	(32,011)
Sold	—	692	3,494	4,186
Assets held for sale (Note 35)	13,925	16,082	8,504	38,511
Disposals	—	—	—	—
Impairment (2)	(10,413)	(7,647)	(8,504)	(26,564)
Exchange differences	863	2,734	—	3,597
At December 31, 2022	(9,369)	(44,077)	—	(53,446)
Cost, net accumulated depreciation and impairment
At December 31, 2021	109,533	169,224	230,891	509,648
At December 31, 2022	67,690	199,322	225,940	492,952

(1)
Relates to an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we had no alternative use.
(2)
Of the total $26.6 million, $26.3 million relates to an impairment charge for assets remeasured to fair value less costs of disposal as part of the YYF Transaction. See Note 35 Non-current assets held for sale for details.

The additions in construction in progress during the year ended December 31, 2022 is mainly related to investment in new and existing production facilities.

The reclassifications between construction in progress and land and buildings and plant and machinery are mainly related to the Ma'anshan, China production facility.

The depreciation expense for years ended December 31, 2022 and 2021 was $32.0 million and $15.9 million, respectively.

16.1.
Test of impairment

As described in Note 4 Significant accounting judgements, estimates and assessments, due to the market capitalization of the Group and overall macroeconomic uncertainty, Management decided, for the 2022 reporting period, to perform impairment tests for the non-financial assets in all the three operating segments, not only for the segment containing goodwill. See Note 15 Intangible assets for disclosure of impairment test for the operating segment EMEA.

For the Americas and Asia the recoverable amount for the cash generating units were established through calculation of the value in use, which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2%. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used was 10.8% for the Americas and 10.3% for Asia.

The recoverable amount exceeds the carrying amount of non-financial assets for both the Americas and Asia.

Sensitivity analysis - Asia

The recoverable amount of this CGU would equal the carrying amount if the pre-tax discount rate increased by 1.2%, if the terminal growth rate decreased by 1.3% or if the long-term EBITDA margin decreased by 1.4%.

Sensitivity analysis - Americas

There are no reasonably possible changes in any of the key assumptions that would have resulted in an impairment for the Americas.

17.
Leases

This note provides information for leases where the Group is a lessee.

17.1.
The Group’s leasing activities and how these are accounted for

Lease terms for properties are generally between 1 and 10 years, except for the production facilities described below.

One lease agreement regarding an additional building at the Ogden production facility commenced during the twelve months ended December 31, 2022. The lease term, including extension options, is 40 years. The Group has assessed it as reasonably certain that all extension periods will be utilized. The addition to the right-of-use asset amounts to $8.9 million.

One lease agreement regarding a production line in Ma’anshan was entered into during the twelve months ended December 31, 2022. The lease term is six years. The addition to the right-of-use-asset amounts to $3.6 million.

Lease terms for production facilities are generally between 10 and 40 years, and lease terms for other properties (i.e., offices) are generally between one and 10 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

The lease agreements for the Ogden and Dallas-Fort Worth facilities will be transferred to Ya YA Foods as part of the YYF Transaction and are included in the assets held for sale balance as of December 31, 2022. See Note 35 Non-current assets held for sale for details on the YYF Transaction.

Extension and termination options

Extension and termination options are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. For more information regarding the Group’s extension options, please See Note 4 Significant accounting judgments, estimates and assessments.

17.2.
Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Right-of-use assets
Land and buildings	87,015	127,773
Plant and machinery	21,583	30,675
Total	108,598	158,448
Lease liabilities
Non-current	82,285	126,516
Current	16,823	16,703
Total	99,108	143,219

(in thousands of U.S. dollars)	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2021	27,826	22,543	50,369
Increases	113,597	21,526	135,123
Decreases	(934)	(3,556)	(4,490)
Reclassification	—	485	485
Exchange differences	(1,686)	(1,721)	(3,407)
At December 31, 2021	138,803	39,277	178,080
Increases	12,989	7,305	20,294
Decreases	(4,594)	(2,499)	(7,093)
Assets held for sale (Note 35)	(38,724)	(10,675)	(49,399)
Exchange differences	(8,361)	(2,883)	(11,244)
At December 31, 2022	100,113	30,525	130,638
Accumulated depreciation
At January 1, 2021	(4,673)	(7,593)	(12,266)
Depreciation (1)	(7,507)	(4,982)	(12,489)
Decreases	933	3,175	4,108
Exchange differences	217	798	1,015
At December 31, 2021	(11,030)	(8,602)	(19,632)
Depreciation (2)	(20,029)	(8,147)	(28,176)
Decreases	4,594	2,540	7,134
Assets held for sale (Note 35)	12,594	4,230	16,824
Exchange differences	773	1,037	1,810
At December 31, 2022	(13,098)	(8,942)	(22,040)
Cost, net accumulated depreciation
At December 31, 2021	127,773	30,675	158,448
At December 31, 2022	87,015	21,583	108,598

(1) Includes an asset impairment charge of certain production equipment at our Landskrona production facility in Sweden for which we have no alternative use, amounting to $5.0 million, of which $4.3 million relates to property, plant and equipment and $0.7 million relates to right of use assets.

(2) Includes an asset impairment charge related to the YYF Transaction, amounting to $12.0 million. See Note 35 Non-current assets held for sale for details on the YYF Transaction.

17.3.
Amounts recognized in the consolidated statement of operations

Depreciation and impairment charge of right-of-use assets (in thousands of U.S. dollars)	2022	2021
Land and buildings	(20,029)	(7,507)
Plant and machinery	(8,147)	(4,982)
Total	(28,176)	(12,489)
Interest expense (included in finance cost)	(8,144)	(5,026)
Expense relating to short-term leases	(1,302)	(576)
Expense relating to leases of low-value assets that are not shown above as short-term leases	(310)	(1,605)

The total cash outflow for leases in 2022 was $20.7 million ($16.5 million).

The Group has the following lease agreements, which had not commenced as of December 31, 2022, but the Group is committed to:

•
One lease agreement regarding headquarters office in Malmö, Sweden, under which the Group’s obligations collectively amount to $6.6 million for a term of five years. The lease has a commencement date of March 1, 2023.
•
One lease agreement regarding R&D premises in Lund, Sweden, under which the Group’s obligations amount to $13.0 million for a term of 15 years. The lease has a commencement date of September 1, 2023.
•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years. The lease will commence during 2024.

18.
Other non-current receivables

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Deposits	841	941
Long term prepaid expenses	3,070	3,411
Other receivables	3,937	1,182
Total	7,848	5,534

19.
Financial instruments per category

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021	2022	2021
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	7,848	5,534
Trade receivables	—	—	100,955	105,519
Other current receivables	—	—	6,063	6,982
Short-term investments	—	249,937	—	—
Cash and cash equivalents	—	—	82,644	295,572
Total	—	249,937	197,510	413,607

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021	2022	2021
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Liabilities to credit institutions	—	—	52,590	5,987
Derivatives (part of other current liabilities)	316	—	—	—
Trade payables	—	—	82,516	93,043
Accrued expenses	—	—	90,869	85,987
Total	316	—	225,975	185,017

Short-term investments

Some of the cash received in the IPO which occurred in 2021 was invested in different short-term investments for the purpose of securing and increasing the value until the cash is needed for investments in the business, including, for example, new production facilities. The short-term investments as of December 31, 2021 are made in SEK and USD. As of December 31, 2022, the Group has no short-term investments.

Funds consist of primarily “money market funds”, i.e. a kind of mutual fund that invests in highly liquid, near-term instruments and high-credit-rating, debt-based securities with a short-term maturity.

Bonds and certificates consist of corporate bonds and commercial papers.

The change in fair value recorded in the profit and loss for 2022 was a loss of $1.8 million (2021: loss of $0.2 million). The fair value changes are included in Finance expenses in the consolidated statement of operations.

Fair value hierarchy

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Specific valuation techniques used in level 2 to value financial instruments include:

•
for short-term investments, quoted market prices or dealer quotes for similar instruments,
•
for interest rate swaps, the present value of the estimated future cash flows based on observable yield curves, and
•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at December 31, 2022 (in thousands of U.S. dollars)	Level 1	Level 2	Level 3
Financial liabilities
Derivatives	—	316	—
Total financial liabilities	—	316	—

Recurring fair value measurements at December 31, 2021 (in thousands of U.S. dollars)	Level 1	Level 2	Level 3
Financial assets
Short-term investments	—	249,937	—
Total financial assets	—	249,937	—

There were no transfers between the levels during 2022 and 2021.

The carrying amount of short-term liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

20.
Inventories

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Raw materials and consumables	20,638	17,296
Finished goods	93,837	78,365
Total	114,475	95,661

Inventories recognized as an expense during the year ended December 31, 2022 amounted to $608.8 ($459.7) million and were included in cost of goods sold in the consolidated statement of operations.

Write-downs of inventories to net realizable value during the year ended December 31, 2022 to $28.8 (2021: $5.1) million. The write-downs were recognized as an expense during the years ended December 31, 2022 and 2021 and included in cost of goods sold in the consolidated statement of operations.

21.
Trade receivables

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Trade receivables	104,685	106,402
Less: allowance for expected credit losses	(3,730)	(883)
Trade receivables—net	100,955	105,519

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2022	2021
EUR	26,692	32,394
USD	23,192	24,877
GBP	22,004	18,541
CNY	17,372	20,871
SEK	3,377	3,979
HKD	3,667	2,288
SGD	1,525	—
Other	3,126	2,569
Total	100,955	105,519

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2 Credit risk.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

22.
Other current receivables

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Value added tax	11,109	20,801
Advance payments to vendors	3,078	3,915
Other	3,631	7,513
Total	17,818	32,229

23.
Prepaid expenses

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Prepaid production and warehouse expenses	407	309
Prepaid selling and marketing expenses	229	5,215
Prepaid insurance expenses	9,090	8,894
Prepaid financing expenses	3,399	3,537
Other	10,288	9,756
Total	23,413	27,711

24.
Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Short-term deposits	13,894	180,458
Cash at bank and on hand	68,750	115,114
Total	82,644	295,572

Short-term deposits are time deposits and structured deposits, with maturities of 1 to 3 months. The deposits can be withdrawn at any time before maturity date. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

25.
Share capital and other contributed capital

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants. As of December 31, 2022 and 2021, there were 68,847 thousand and 69,497 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2022, 650 thousand ordinary shares were allotted and issued, and 387 thousand of these were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 grant. In November 2022, an additional 156 thousand were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the November 2021 grant. The remaining balance is held as treasury shares to enable the Company’s timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of December 31, 2022 and 2021, 592,320 thousand and 591,777 thousand ordinary shares were outstanding, respectively, and the par value per share was $0.00018 (SEK 0.0015), whereof the Company had 107 thousand treasury shares as of December 31, 2022. The Company had no treasury shares as of December 31, 2021.

At an extraordinary general meeting held on March 15, 2021, a bonus issue with a registration date of March 22, 2021, was made. The bonus issue resulted in an increase in the share capital of $62.8 thousand (SEK 535.2 thousand). The number of shares were unchanged. The par value per share changed to $0.00017 (SEK 0.00148).

At an extraordinary general meeting on May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to the Board’s proposal. As a consequence of the adoption of the new articles of association, the share classes were removed so that the Company only has ordinary shares.

On the date of the IPO, on May 20, 2021, the following transactions were carried out:

•
A redemption of 58 thousand shares was made in order to maintain the economic values among the shareholders after the removal of share classes. The reduction took place through retirement of shares and the share capital was reduced by the amount of $10.35 (SEK 86.24).
•
All outstanding warrants were exercised into 39,317 thousand ordinary shares and the share capital was increased by $7.1 thousand (SEK 59.0 thousand).
•
6,124 thousand ordinary shares were issued to convert a portion of the shareholder’s loan and the share capital was increased by $1.1 thousand (SEK 9.2 thousand).
•
A bonus issue was made. The bonus issue resulted in that the par value per share changed to $0.00018 (SEK 0.0015) through an increase in the share capital of $1.1 thousand (SEK 8.9 thousand). The number of shares remained unchanged.
•
A new share issue was carried out consisting of 64,688 thousand shares which have been subscribed and allotted and the share capital was increased by $11.7 thousand (SEK 97.0 thousand).

The shares carry a voting power of one vote/share. All shares issued by the parent are fully paid.

As of December 31, 2022, other contributed capital of $1,628.0 million (2021: $1,628.1 million) consists of share premium, shareholders contribution and proceeds from warrant issues.

As of December 31, 2022, foreign currency translation reserve of $(171.5) million (2021: $(74.5) million) primarily consists of exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2022, accumulated deficit of $(665.5) million (2021: $(308.4) million) consists of accumulated losses and share-based payments.

26.
Liabilities to credit institutions

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Non-current liabilities to credit institutions	2,668	—
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	49,922	5,987
Total	52,590	5,987

In October 2019, the Group entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.0 million) with Svensk Exportkredit (the “EIF Facility”). In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. For more information, see Note 3.1.3 Liquidity risk.

In April 2021 the Group entered into a new Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) including a multicurrency revolving credit facility of SEK 3.6 billion (equivalent of $344.5 million) with an accordion option of another SEK 850 million (equivalent of $81.3 million), subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement has been amended during 2022. For more information, see Note 3.1.3 Liquidity risk.

In November 2022, the Group’s indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $21.6 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). For more information, see Note 3.1.3 Liquidity risk.

As of December 31, 2022 and 2021, the liabilities to credit institutions balance amounted to $52.6 million and $6.0 million, respectively, and is related to outstanding amounts under the SRCF Agreement and EIF Facility. As of December 31, 2022, the Group had utilized loan amounts under the SRCF Agreement of SEK 500 million (equivalent of $47.9 million). As of December 31, 2022 and 2021, the Group had €3.8 million (equivalent of $4.0 million) and €4.7 million (equivalent of $5.0 million), respectively, outstanding on the EIF Facility. For more information, see Note 3.1.3 Liquidity risk.

As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility. For more information, see Note 3.1.3 Liquidity risk.

For changes in facilities and borrowings after the reporting period, see Note 36 Events after the end of the reporting period.

Collateral

As of December 31, 2022 and 2021, the Company has pledged shares in its subsidiaries Oatly AB and Cereal Base CEBA AB in order to fulfil the collateral requirements for liabilities to credit institutions.

There are no other significant terms and conditions associated with the use of collateral.

27.
Provisions

(in thousands of U.S. dollars)	Restructuring	Decommissioning
At January 1 2022	—	11,033
Increases: Included in the acquisition value of right-of-use assets	—	4,539
Decreases: included in the acquisition value of right-of-use assets	—	(4,958)
Assets held for sale (Note 35)	—	(3,677)
Charged to the consolidated statement of operations:
- Additional provisions recognized	4,415	—
- Unwinding of discount effect	—	266
Charged to other comprehensive income/(loss)
- Exchange differences	(19)	(9)
Amounts used during the year	(596)	—
At December 31, 2022	3,800	7,194
Non-current	—	7,194
Current	3,800	—

Restructuring

The Group recorded a restructuring provision in the fourth quarter of 2022. The provision relates principally to the organizational restructuring. The restructuring plan was drawn up and announced to the employees of the Group in the fourth quarter of 2022. The restructuring is expected to be completed in 2023.

Decommissioning

A provision has been recognized for decommissioning costs which relates to restoration costs for leased production facilities.

28.
Shareholder loans

During the year ended December 31, 2021, the Company and the majority shareholders extended the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. In May 2021, $10.9 million was repaid in cash, and the remainder was converted into 6,124,004 ordinary shares at a price equal to the public price in the initial public offering.

29.
Other current liabilities

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Derivatives	316	—
Employee withholding taxes	1,830	1,694
Value added tax	7,617	7,267
Other	2,060	653
Total	11,823	9,614

30.
Accrued expenses

For the year ending December 31 (in thousands of U.S. dollars)	2022	2021
Accrued production expenses	28,286	30,904
Accrued personnel expenses	32,169	31,487
Accrued logistics costs	19,699	13,190
Accrued variable consideration	15,575	12,314
Accrued marketing and sales expenses	6,279	7,678
Other accrued expenses	21,029	21,900
Total	123,037	117,473

31.
Related party disclosures

Entity with significant influence over the Group

China Resources Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 45.9% of the ordinary shares in the Group (2021: 45.9%). Related parties are China Resources Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 8 Employee and personnel costs.

Subsidiaries

Interests in subsidiaries are set out in Note 14 Investments in subsidiaries.

Transactions with related parties

For 2022, $1.0 million (2021: $0.9 million) has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

In December 2021, Oatly entered into a consulting agreement (the “Consulting Agreement”) with Bernard Hours, a non-executive director, pursuant to which Oatly agreed to pay a fixed rate of $0.1 million for services performed through June 2022 pursuant to the Consulting Agreement. For the year ended December 31, 2022, Oatly paid $0.1 million to Mr. Hours under the Consulting Agreement. No amounts were paid to Mr. Hours in 2021.

For the year ended December 31, 2022, Oatly expensed $0.9 million (2021: $0.3 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of our Board of Directors, is a 33% owner.

Loans to related parties

During 2016 to 2020, the Group granted warrants to certain members of key management, other employees and to an entity controlled by related parties. In addition to the warrants, the Group issued full recourse loans at a market rate to the participants for the purchase price of the warrants. The balances outstanding relating to certain members of key management was $3.3 million at December 31, 2020. In connection with the Company’s IPO in May 2021, the warrants were exercised, and the loans were repaid by the warrant holders.

Shareholder loans from related parties

The shareholder loans received during 2020 have been completely settled in connection with the Company’s IPO in May 2021. The shareholder loan is described in more detail in Note 28 Shareholder loans.

32.
Changes in liabilities attributable to financing activities

(in thousands of U.S. dollars)	Liabilities to credit institutions	Shareholder loans	Leases	Total
Balance at January 1, 2021	97,187	106,118	30,144	233,449
Cash flows	(94,908)	(10,941)	(9,282)	(115,131)
Non-cash flows:
Addition – leases	—	—	117,793	117,793
Foreign exchange adjustments	773	3,675	(2,413)	2,035
Converted to shares	—	(104,108)	—	(104,108)
Other changes	2,935	5,256	6,977	15,168
Balance at December 31, 2021	5,987	—	143,219	149,206
Cash flows	46,818	—	(10,899)	35,919
Non-cash flows:
Addition – leases	—	—	20,111	20,111
Foreign exchange adjustments	(292)	—	(8,529)	(8,821)
Assets held for sale (Note 35)	—	—	(44,794)	(44,794)
Other changes	77	—	—	77
Balance at December 31, 2022	52,590	—	99,108	151,698

The Group classifies interest paid as cash flows from operating activities.

33.
Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

For the year ending December 31	2022	2021
Loss for the year, attributable to the shareholders of the parent	(392,567)	(212,393)
Weighted average number of shares (thousands)	592,032	549,080
Basic and diluted loss per share, U.S. $	(0.66)	(0.39)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2022	2021
Restricted stock units	8,147,594	1,701,007
Stock options	14,339,052	6,958,312

Refer to Note 9 Share-based payments for a description of restricted stock units, stock options and warrants.

34.
Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. While the Group’s annual purchase volumes have historically exceeded the minimum purchase commitments, the Group had volume shortfalls during the year ended December 31, 2021, during the transition to, and ramp-up of, new production facilities. The financial impact of the volume shortfalls was not material for the financial year 2021. In 2022, the Group has consolidated the use of co-packers in EMEA increasing the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packing in EMEA, and volume adjustments related to co-packer arrangements in Asia, the Americas, and EMEA, resulted in total shortfall expenses of $8.7 million for the twelve months ended December 31, 2022. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases and property, plant and equipment

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 17 Leases.

The Group is committed to various purchase agreements regarding production equipment in Peterborough, U.K. and in Dallas-Fort Worth, Texas, under which the Group’s obligations amount to $32.8 million (2021: $68.5 million) and $22.7 million (2021: $0 million), respectively. $19.3 million of the commitments related to the Dallas-Fort Worth, Texas, will be transferred to YYF as part of the YYF Transaction. See Note 35 Non-current assets held for sale for further details on the YYF Transaction.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; that motion is pending before the United States District Court for the Southern District of New York. The Company disputes each and every claim and intends to defend these matters vigorously.

35.
Non-current assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, to establish a strategic partnership pursuant to which Oatly, Inc. will sell its manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF will acquire a majority of the assets that are used in the operation of the Facilities and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The assets subject to the Asset Purchase Agreement are included in the Americas reportable segment. As of December 31, 2022, these assets met the criteria for classification as held for sale. As part of the transaction and reclassification to held for sale, an impairment of $38.3 million was recognized to reduce the carrying amount of the assets to their fair value less costs of disposal. The impairment was recognized as other operating expenses in the consolidated statement of operations.

The transaction closed on March 1, 2023. See Note 36 Events after the end of the reporting period for further details.

The major classes of assets and liabilities of the Group classified as held for sale as at 31 December are, as follows:

2022
Assets	110,128
Property, plant and equipment (Note 16)	32,575
Right-of-use assets (Note 17)	142,703
Assets held for sale

Liabilities
Non-current lease liabilities (Note 17)	40,967
Current lease liabilities (Note 17)	3,827
Provisions (Note 27)	3,677
Liabilities directly associated with assets held for sale	48,471
Net assets directly associated with disposal group	94,232
36.
Events after the end of the reporting period

On January 25, 2023, a consent letter was entered into in connection with the SRCF Agreement pursuant to which the lenders under the SRCF Agreement agreed that the YYF transaction shall constitute a permitted disposal for the purposes of the SRCF Agreement.

On March 1, 2023, the Group and its wholly owned subsidiary, Oatly US Operations & Supply Inc., completed the sale of its manufacturing facility in Ogden, Utah (the “Ogden Facility”) and the manufacturing facility being constructed at Dallas-Fort Worth, Texas (the “DFW Facility” and, together with the Ogden Facility, the “Facilities”) to Ya YA Foods USA LLC, a Delaware limited liability company (“YYF” or “Ya Ya Foods”) in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement (the “Asset Purchase Agreement”) with YYF and its parent company Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), dated December 30, 2022 (collectively, the “Transaction”). Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed the Company’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for the Company, using oat base supplied by Oatly (the “Co-Pack Agreement”).

As consideration for the Transaction, the Company received an aggregate purchase price of approximately $102.6 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company, and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden Facility. The remaining $16.1 million of the aggregate purchase price is attributable to the DFW Facility, of which (a) $13.6 million is a credit toward future capital expenditures associated with completion of oat base capacity at the DFW Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the DFW Facility. As part of the consideration for the Transaction, the Buyer Parent issued a promissory note for $20 million to the Company due May 1, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

On March 6, 2023, the Company held an extraordinary general meeting at its headquarters in Malmö, Sweden. The extraordinary general meeting resolved to revoke the previously given authorization and to authorize the board of directors, on one or more occasions during the period until the next annual general meeting, to resolve on new issue of shares and/or warrants and/or convertible bonds, corresponding to, in total, an amount of maximum $300 million at the time of the issuances. The new issue of shares and/or warrants and/or convertible bonds were permitted to be performed with or without deviation from the shareholders’ preferential rights.

Further, the extraordinary general meeting resolved to amend the articles of association, subsequently, the limits in the Company’s articles of association regarding share capital and number of shares increased to a maximum of SEK 3,400,000 and 2,000,000,000, respectively.

On March 23, 2023 and April 18, 2023 we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028. The Convertible Notes (as defined below) were issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Convertible Notes (the “Swedish Notes”) and other institutional investors purchased $99.9 million aggregate principal amount of the Convertible Notes (the “U.S. Notes” and, together with the Swedish Notes, the “Convertible Notes”). The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 24, 2025 if the average of the daily volume- weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The Company may require conversion of the U.S. Notes and the Swedish Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Convertible Notes benefit from the same covenants as are contained in the Term Loan B Credit Agreement.

On April 18, 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $201.0 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $47.9 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the Term Loan B Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement rank pari passu with, and share in the same security and guarantees from, material companies in the group as, the EIF Facility and the Term Loan B Credit Agreement (as defined below) by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “Term Loan B Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the Term Loan B Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly instalments. Borrowings carry an interest rate of Term SOFR plus 7.5% or Base Rate plus 6.5%. Under the Term Loan B Credit Agreement, we are subject to ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The Term Loan B Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the Term Loan B Credit Agreement ranks pari passu with, and shares in the same security and guarantees from material companies in the group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

PARENT COMPANY INCOME STATEMENT

For the year ended 31 December (in thousands of SEK)	Note	2022	2021
Revenue	38	341,529	395,040
		341,529	395,040
Operating expenses
Other external expenses	40	(217,699)	(218,282)
Personnel costs	43	(267,508)	(184,811)
Other operating expenses		(4,024)	(860)
Operating loss		(147,702)	(8,913)

Profit from financial items	41
Other interest income and similar items		2,330,607	1,328,970
Interest expenses and similar income items		(103,216)	(150,469)
Profit after financial items		1,169,588	1,169,588

Profit before tax and year-end appropriations		2,079,689	1,169,588

Year-end appropriations	44	(1,860,023)	(238,156)

Tax on profit for the year	42	—	—

Loss for the year		219,666	931,432

In the Parent Company, there are no items that are reported as other comprehensive income, which is why the total comprehensive income for the period corresponds to the profit for the period.

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

As at December 31 (in thousands of SEK)	Note	2022	2021
ASSETS
Non-current assets
Financial assets
Shares in group companies	45	8,936,466	4,956,771
Receivables from group companies	46	8,277,759	9,847,706
Other long-term receivables		—	622
Total fixed assets		17,214,225	14,805,099
Current assets
Short term assets
Receivables from group companies		460	43,865
Other receivables	47	10,078	—
Prepaid expenses and accrued income	48	110,227	72,703
Total current receivables		120,765	116,568
Cash and cash equivalents	49	46,490	13,716
Total current assets		167,255	130,283
TOTAL ASSETS		17,381,481	14,935,383

EQUITY AND LIABILITIES
Equity
Restricted equity
Share capital	54	889	887
Unrestricted equity
Share premium		13,126,053	13,126,053
Retained earnings		2,078,292	778,168
Profit of the year		219,666	931,432
Total equity		15,424,899	14,836,541

Non-current liabilities
Liabilities to group companies		1,698,611	—
Total non-current liabilities		1,698,611	0

Current liabilities
Trade payables		37,238	16,897
Liabilities to group companies		141,619	—
Other liabilities	52	8,364	26,257
Accrued expenses and prepaid income	53	70,749	55,688
Total current liabilities		257,971	98,842
TOTAL EQUITY AND LIABILITIES		17,381,481	14,935,383

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

As at December 31 (in thousands of SEK)	Note	Share capital	Treasury shares	Share premium	Retained earnings	Profit of the year	Total equity
Opening equity, January 1, 2021		178	—	3,308,513	651,992	(71,347)	3,889,336
Exercise of warrants		59	—	320,881	—	—	320,940
New share issue		97	—	9,148,824	—	—	9,148,921
Transaction costs		—	—	(519,404)	—	—	(519,404)
Bonus issue		544	—	(544)	—	—	0
Conversion of shareholder loans		9	—	867,784	—	—	867,793
Share-based payments		—	—	—	197,523	—	197,523
Transfer of last year's profit or loss		—	—	—	(71,347)	71,347	—
Net loss for the year and other comprehensive income		—	—	—	—	931,432	931,432
Closing equity, December 31, 2021		887	—	13,126,053	778,168	931,432	14,836,541
Issue of shares		1	(1)	—	—	—	—
Redemption of warrants		—	—	—	(622)	—	(622)
Share-based payments		—	—	—	369,315	—	369,315
Transfer of last year's profit or loss		—	—	—	931,432	(931,432)	—
Net loss for the year and other comprehensive income		—	—	—	—	219,666	219,666
Closing equity, December 31, 2022		888	(1)	13,126,053	2,078,293	219,666	15,424,899

PARENT COMPANY STATEMENT OF CASH FLOWS

As at December 31 (in thousands of SEK)	Note	2022	2021
Operating activities
Loss after financial items		2,079,689	1,169,588
Adjustments for non-cash items		(2,110,030)	(1,107,961)
- Cost for share-based remuneration	43	117,362	70,224
- Finance income	41	(2,330,591)	(1,328,961)
- Finance expenses	41	103,199	150,776
Interest received	41	80	2
Interest paid	41	(54)	(1,982)
Tax paid		(256)	(524)
Cash flow from operating activities before changes in working capital		(30,570)	59,122
Cash flow from changes in working capital
Change in current receivables		107,893	(196,540)
Change in accounts payable		20,341	11,759
Change in current liabilities		60,342	27,396
Cash flow from operating activities		158,006	(98,263)
Investing activities
Increase in receivables from Group companies	46	—	(6,869,876)
Received payments from loans to employees		—	48,419
Group contribution paid		(130,000)	(238,155)
Shareholders’ contributions paid		—	(2,192,500)
Cash flow from investing activities		(130,000)	(9,252,112)
Financing activities
Proceeds from issue of shares, net of transaction costs		—	8,629,517
Repayment of shareholder loans	51	—	(91,194)
Proceeds from exercise of warrants		—	320,940
Cash flows from financing activities		—	8,859,261
Cash flow for the year		28,006	(491,114)

Cash and cash equivalents at January 1		13,716	536,186
Exchange rate differences in cash and cash equivalents		4,768	(31,356)
Cash and cash equivalents at December 31	49	46,490	13,716

37.
Parent Company accounting policies

The principal accounting policies used in the preparation of this annual report are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of SEK unless otherwise stated.

Basis for preparation

The Parent Company’s accounting and valuation policies comply with the Swedish Annual Accounts Act and Swedish Financial Reporting Board recommendation RFR 2 Accounting for Legal Entities. The application of RFR 2 Notes requires that the Parent Company as legal entity shall apply all IFRS adopted by the EU and statements to the extent that this is possible within the framework of the Annual Accounts Act and the Pension Obligations Vesting Act and with consideration to the relationship between accounting and taxation.

The Parent Company applies other accounting policies than the Group in the cases stated below:

Presentation formats

The income statement and balance sheet are presented in accordance with the presentation format prescribed in the Swedish Annual Accounts Act. The presentation format for the statement of changes in equity is also consistent with the Group’s format but shall also include the columns stated in the Swedish Annual Accounts Act. Moreover, there is a difference in terms, compared with the consolidated accounts, mainly regarding financial income and expenses, and equity.

Participations in subsidiaries

Participations in subsidiaries are recognized using the cost method, which means that the investments are recognized in the balance sheet at cost less any impairment. The cost includes acquisition-related costs and any contingent consideration. The recoverable amount is calculated if there is an indication of impairment of participations in subsidiaries. If this value is lower than the carrying amount, an impairment loss is recognized. Impairment is recognized under Profit from participations in Group companies.

Shareholder’s contributions

Shareholders’ contributions paid are recognized in the Parent Company as an increase in the carrying amount of the holding and in the receiving company as an increase in equity.

Group contributions

Group contributions are recognized in accordance with the alternate rules in RFR 2, which mean that Group contributions made and received are recognized as appropriations in profit or loss.

Financial instruments

IFRS 9 is not applied in the Parent Company. Instead, the Parent Company applies the items set out in RFR 2 (IFRS 9 Financial instruments, p. 3-10). Financial instruments are measured based on cost. Financial assets acquired with the intention of holding them on a short-term basis will be recognized in subsequent periods in accordance with the lower value principle at the lower of cost and market value. Derivative instruments with negative fair value are measured at this value.

When calculating the net realizable value of receivables, the policies for impairment testing and loss risk provision in IFRS 9 are applied. For a receivable recognized at amortized cost at the Group level, this means that the loss risk provision recognized in the Group in accordance with IFRS 9 is also to be recognized in the Parent Company.

Leases

The Parent Company has chosen not to apply IFRS 16 Leases but has instead chosen to apply RFR 2. This choice means that no right-of-use assets and lease liabilities are recognized in the balance sheet, but lease payments are recognized as a cost on a straight-line basis over the lease term.

38.
Net sales by geographic market/country

The Parent Company receives revenue from the transfer of services at a point in time in the following geographic regions:

Net sales per market
For the year ending December 31 (in thousands of SEK)	2022	2021
Sweden	341,529	395,040

39.
Intra-Group purchases and sales

For the year ending December 31	2022	2021
Percentage of total purchases during the year from other Group companies	—	—
Percentage of total sales during the year to other Group companies	100%	100%

40.
Renumeration to the auditors

For the year ending December 31 (in thousands of SEK)	2022	2021
EY
Audit services	49,871	35,151
Audit related services	778	500
Tax consultancy services	—	—
Other services	—	—
Total	50,649	35,651

Audit services refer to the examination of the annual accounts and accounting records, as well as the administration of the Board of Directors and the CEO, other tasks incumbent on the Company’s auditor as well as advice and other assistance occasioned by observations made in the course of such examination or the performance of such other tasks.

41.
Financial income and expenses

For the year ending December 31 (in thousands of SEK)	2022	2021
Interest income from Group companies	492,606	362,465
Other interest income	80	234
Exchange rate differences	1,837,922	966,272
Total other interest income and similar profit/loss items	2,330,607	1,328,970
Interest expense to Group companies	103,145	18,709
Other interest expenses	54	54,375
Exchange-rate differences	17	77,383
Other financial expenses	—	2
Total interest expenses and similar profit/loss items	103,216	150,469

42.
Tax on net profit for the year

For the year ending December 31 (in thousands of SEK)	2022	2021
Total reported tax	—	—
Reconciliation of tax expenses and loss in the accounts, multiplied by current corporate tax rate:
Profit after financial items	219,666	1,169,588
At Sweden’s corporate income tax rate of 20.6%	(45,251)	(240,935)
Non-deductible costs	(24,538)	(9,635)
Tax effect non-taxable income	1	—
Tax losses and other temporary differences for which deferred tax assets are not recognized	820	250,570
Tax effect of negative interest,net	68,969	—
Total reported tax	—	—

Deferred tax

Deferred tax assets are recognized on tax loss carry-forwards or other deficits to the extent that it is probable that these can be used against future taxable profits. No deferred tax assets have been recognized, since the Parent Company does not believe that the criteria in IAS 12 for recognizing deferred tax have been met.

43.
Employee benefits, etc.

The amounts recognized are based on costs recognized in the Parent Company income statement.

Salaries, other benefits and social security contributions – employees
For the year ending December 31 (in thousands of SEK)	2022	2021
Salaries and other remuneration (of which bonus)	(103 573) (1,656)	(78 099) (2,098)
Social security costs	(28,919)	(26,161)
Share-based payments	(114,285)	(66,413)
Pension costs—defined contribution plans	(20,730)	(14,138)
Total employee benefits	(267,508)	(184,811)

Salaries, other benefits and social security contributions – Board members, Chief Executive Officer and other Senior Executives
For the year ending December 31 (in thousands of SEK)	2022	2021
Salaries and other remuneration (of which bonus)	(30 180) (1 443)	(23 576) (2 098)
Social security costs	(11,322)	(10,398)
Share-based payments	(94,149)	(60,731)
Pension costs—defined contribution plans	3,707	(2,769)
Total renumeration to Board Members, CEO and other senior executives	(139,358)	(97,474)

Salaries, other benefits and social security contributions – Board members, Chief Executive Officer and other Senior Executives cont.
	2022
For the year ending December 31 (in thousands of SEK)	Base salary/renumeration to the Board	Variable compensation	Other benefits	Pension cost	Expense for share-based compensation	Total
Chairman of the Board Eric Melloul	(726)	—	—	—	—	(726)
Board Member Bernard Hours	(623)	—	—	—	(799)	(150)
Board Member Frances Rathke	(856)	—	—	—	(799)	(1,655)
Board Member Steven Chu	(856)	—	—	—	(799)	(1,655)
Board Member Hannah Jones	(726)	—	—	—	(799)	(134)
Board Member Mattias Klintemar	(960)	—	—	—	—	(960)
Board Member Ann Chung	(726)	—	—	—	—	(726)
Board Member Yawen Wu	(726)	—	—	—	—	(726)
Board Member Tim Zhang	(726)	—	—	—	—	(726)
Board Member Tomakin Lai	(519)	—	—	—	—	(519)
Board Member Calvin Tuen-Muk Lai Shu	(104)	—	—	—	—	(104)
CEO Toni Petersson	(7,800)	(775)	(1,254)	(2,583)	(58,750)	(71,162)
Other senior executives (3 persons)	(11,380)	(669)	(754)	(1,124)	(32,203)	(46,130)
Total renumeration to Board Members, CEO and other senior executives	(26,728)	(1,443)	(2,008)	(3,707)	(94,149)	(125,373)

For disclosures concerning the notice period for senior executives, refer to Group Note 8.

Average number of employees by geographic division	2022			2021
For the year ending December 31	Total	Men	Women	Total	Men	Women
Sweden	78	46	32	53	29	24
Total	78	46	32	53	29	24

Gender distribution in management	2022			2021
For the year ending December 31	Total	Men	Women	Total	Men	Women
Board members	12	8	4	13	9	4
CEO and other Senior Executives	4	4	-	4	4	-
Total	16	12	4	17	13	4

Share-based renumeration

LTI 2021

The Extraordinary General Meeting of the Company held on May 6, 2021 (the “EGM”) adopted a long-term incentive program for the Company’s board members, management and employees, including qualified consultants who work full time for the Group and over a longer period, called LTI 2021. For more information on the terms of the program, see Group Note 9.

Warrants 2016 - 2020

The Parent Company granted warrants to employees and to a company controlled by related parties (see Group note 31) during the years 2016– 2020. The outstanding warrants as of January 1, 2021 have either been exercised or forfeited during the year.

In 2022 and 2021 respectively, the Parent Company accounted for the estimated and reported value of equity-settled programs issued to employees in other companies in the Group as a capital injection to subsidiaries. The value of shares in subsidiaries increases with the corresponding amount recorded as an increase in equity of the Parent Company. Shareholder contributions regarding share-based payments amounted in total TSEK 386,140 at the end of the financial year 2022 and in total to TSEK 131,110 at the end of the financial year 2021.

Share-based payment expenses accounted for in the Parent Company’s income statement amounted to TSEK 117,362 and TSEK 70,224 in 2021.

44.
Appropriations

For the year ending December 31 (in thousands of SEK)	2022	2021
Group contribution to Oatly AB	1,713,579	238,156
Group contribution to Oatly Sweden Operations & Supply AB	146,444	—
Total	1,860,023	238,156

45.
Participation in Group companies

For the year ending December 31 (in thousands of SEK)	2022	2021
Opening balance	4,956,771	2,633,161
Additions
Shareholders’ contributions	3,979,696	2,323,610
Carrying amount	8,936,467	4,956,771

See also to Group Note 14.

46.
Non-current receivables from Group companies

For the year ending December 31 (in thousands of SEK)	2022	2021
Opening balance	9,847,706	1,555,978
Change in receivables	(3,849,528)	6,972,374
Interest	450,870	353,903
Currency adjustments	1,828,711	965,451
Closing balance	8,277,759	9,847,706

47.
Current receivables

For the year ending December 31 (in thousands of SEK)	2022	2021
Loans to employees	28	—
Other receivables	10,050	—
Closing balance	10,078	—

For more information on loans to employees, see Group Note 31 Related party disclosures. Other receivables mainly consist of receivables from J.P. Morgan Chase Bank N.A. for repayment of certain administration fees to Oatly Group AB for settlement on an annual basis.

48.
Prepaid expenses and accrued income

For the year ending December 31 (in thousands of SEK)	2022	2021
Prepaid lease payments	—	19
Prepaid insurance premiums	89,655	71,187
Prepaid IT costs	—	907
Other prepaid expenses	20,571	590
Total	110,227	72,703

49.
Cash and bank balances

For the year ending December 31 (in thousands of SEK)	2022	2021
Bank deposits	46,490	570
Cash pool	—	13,146
Total	46,490	13,716

50.
Leases

Assumptions pertaining to leases

The Parent Company rents vehicles under non-cancellable operating leases. The lease terms vary between one and three years, and most leases can be extended at the end of the lease term for a fee that is in accordance with a market-based fee.

Lease expenses totaling TSEK 475 (435) were included in profit or loss for the 2022 financial year.

Future total minimum lease payments for non-cancellable leases are as follows:

For the year ending December 31 (in thousands of SEK)	2022	2021
Due for payment within 1 year	135	376
Due for payment between 1 and 5 years	—	135
Due for payment in more than 5 years	—	—
Total	135	511

51.
Changes in liabilities attributable to financing activities

For the year ending December 31 (in thousands of SEK)	Shareholder loans
Opening balance, January 1, 2021	860,314
Cash flows	(91,194)
Non-cash items:
Accrued interest	54,311
Currency adjustments	44,362
Conversion to shares	(867,793)
Closing balance, December 31, 2021	—
Cash flows	—
Non-cash items:
Accrued interest	—
Currency adjustments	—
Conversion to shares	—
Closing balance, December 31, 2022	—

52.
Other non-current liabilities

For the year ending December 31 (in thousands of SEK)	2022	2021
Employee withholding taxes	3,642	2,804
Value added tax	1,645	19,327
Social security expenses, LTIP	3,077	4,125
Total	8,364	26,257

53.
Accrued expenses and deferred income

For the year ending December 31 (in thousands of SEK)	2022	2021
Accrued holiday pay	12,401	14,415
Accrued personnel costs	19,543	16,932
Other accrued expenses	38,805	24,341
Total	70,749	55,688

54.
Share capital

The Company’s share capital as of December 31, 2022 was divided into 592,427,001 (591,777,001) ordinary shares with a par value of SEK 0.0015 (0.0015) per share. All shares entitle to one vote each. See Group Note 24 for information on the Parent Company’s share capital.

55.
Pledged assets and contingent liabilities

The Parent Company has pledged investments in subsidiaries to fulfill collateral requirements for liabilities to credit institutions and leases located in subsidiaries.

For the year ending December 31 (in thousands of SEK)	2022	2021
Guarantees - liabilities to credit institutions	45,243	18,000
Guarantees - leasing commitments	19,629	28,123
Total	64,872	46,123

56.
Related party disclosures

For related-party transactions and information on loans issued to related parties, see Group Note 31 Related party disclosures.

.

57.
Events after the end of the reporting period

For significant events after the financial year, see Group Note 36 Events after the end of the reporting period.

58.
Proposed appropriation of profits

The Board of Directors proposes that profits available for disposal (SEK)
Share premium reserve	13,126,053,252
Retained earnings	2,078,292,949
Profit of the year	219,665,653
15,424,011,854

be appropriated as follows to be carried forward	15,424,011,854

The Board of Directors and CEO affirm that the consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and provide a true and fair view of the Group’s profit and financial position. The Annual Report has been prepared in accordance with generally accepted accounting policies and provides a true and fair view of the Parent Company’s profit and financial position.

The administration report for the Group and the Parent Company provides a fair review of the development of the Group’s and Parent Company’s operations, profit and financial position and describes material risks and uncertainty factors faced by the Parent Company and the companies included in the Group.

The Consolidated Income Statement and Consolidated Balance Sheet and the Parent Company Income Statement and Parent Company Balance Sheet will be subject to adoption at the AGM on May 25, 2023.

Malmö April 28, 2023

__________________	__________________	__________________
Eric Melloul	Mattias Klintemar	Frances Rathke
Chairman of the Board

__________________	__________________	__________________
Steven Chu	Yawen Wu	Tuen-Muk Lai Shu

__________________	__________________	__________________
Bernard Hours	Lillis Härd	Ann Chung

__________________	__________________	__________________
Hannah Jones	Tim Zhang	Toni Petersson
CEO

Audit report submitted 2023-05-03 Ernst & Young AB Erik Sandström Authorized Public Accountant